Filed pursuant to Rule 424(b)(3)
Registration File No. 333-144861

Hemcure, Inc.

30,848,805 Shares of Common Stock

This prospectus relates to the resale of 30,848,805 shares of our common stock, par value $0.01 per share, by the selling shareholders named on pages 28 through 31. These shares include up to 16,100,000 shares of our common stock issuable upon the exercise of warrants. We will not receive any proceeds from the sale of the shares made by the selling shareholders but we may receive proceeds from the exercise of the warrants. Any such proceeds will be used by us for working capital and general corporate purposes. We will pay the expenses of registering these shares.

Our common stock is traded and quoted on the National Association of Securities Dealers OTC Bulletin Board under the trading symbol HMCU. On November 20, 2007, the last reported sale price of our common stock was $.65 per share. As of November 20, 2007 we had 28,071,972 shares of common stock outstanding.

You should read this prospectus and any amendment or supplement hereto together with additional information described under the heading “Where You Can Find Additional Information.”

Our executive offices are located at 11839 East Smith Avenue, Santa Fe Springs, California 90670 and our telephone number is (562) 447-1780.

An investment in the shares of our common stock being offered by this prospectus involves a high degree of risk. You should read the “Risk Factors” section beginning on page 7 before you decide to purchase any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 7, 2007

You should rely only upon the information contained in this prospectus and the registration statement of which this prospectus is a part.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. We have not sought the consent of the sources to refer to their reports in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the “Risk Factors” section, the financial statements and the notes to the financial statements, before making an investment decision. In this prospectus and any amendment or supplement hereto, unless otherwise indicated, the terms “Hemcure, Inc.”, the “Company”, “we”, “us”, and “our” refer and relate to Hemcure, Inc., a Nevada corporation, and it’s wholly-owned subsidiary, AuraSound, Inc, a California corporation.

Our Business

We are engaged, through our wholly-owned subsidiary, AuraSound, Inc., a California corporation (“AuraSound”), in the development, manufacturing and marketing of premium audio products. AuraSound has, since its inception in 1987, invested in the development of innovative audio technologies for use in ultra high end home and professional audio products. We specialize in the production of high sound pressure level (“SPL”), bass-rich, low distortion compact acoustic transducers (speakers). We recently expanded our product line to the micro-audio market. Specifically, we have developed and are currently marketing undersized speakers to deliver sound quality to devices such as laptops, flat-panel televisions, mobile phones and other types of electronic displays that we believe is far superior to the current sound quality found in these devices. We are currently delivering our micro-audio products to Quanta and have received commitments for future delivery of our micro-audio products to Quanta, Compal, NEC, Toshiba, Sharp, Hitachi, JBL, Dell, Gateway, Hewlett Packard, Mando, and Acer although these commitments are not legally binding and we cannot assure you that we will complete sales to these companies.

Our History and Recent Developments

Hemcure, Inc. was incorporated under the laws of the state of Minnesota in 1986 to provide administrative and marketing services to physicians and physician groups. It ceased operations in April 1991 and liquidated its assets to pay off remaining trade debt. We were involuntarily dissolved by the State of Minnesota effective July 29, 1996 and reinstated in good standing on February 16, 2005.

In January 2005, Robert Geller, John Ferris and Clifton Sherwood resigned as our officers and directors. The remaining Board members, consisting of Allen Goldstone and Sanford Schwartz, appointed two new directors, Michael Friess and John Venette and appointed Michael Friess as President and CEO and John Venette as Secretary, Treasurer and Chief Financial Officer. We then opted to become a "blank check" company and to further engage in any lawful corporate undertaking, including selected mergers and acquisitions.

On April 7 2005, Allen Goldstone, Sanford Schwartz, Michael Friess and Dave Lilja contributed $16,000 to us as paid-in capital to pay for our operating costs. In consideration for the capital contributions, we issued to these individuals an aggregate of 7,000,000 shares of our common stock.

Effective May 26, 2006, four of our existing shareholders sold 7,218,750 shares or approximately 73.2% (calculated prior to our reverse stock split) of our common stock to Synergy Business Consulting, LLC, resulting in a change in control of our company, with John Venette and Sanford Schwartz resigning their respective officer and director positions and the remaining director, Michael Friess, appointing Bartly J. Loethen, principal of Synergy Business Consulting, LLC, as a director. On May 30, 2006, Mr. Friess resigned his officer and director positions and Mr. Loethen was appointed our President, CEO, Secretary, Treasurer and Chief Financial Officer.

On September 8, 2006, we reorganized by re-domiciling to the state of Nevada pursuant to a merger with Hemcure, Inc., a Nevada corporation. The reorganization included a reverse stock split pursuant to which 17.5 shares of our common stock were exchanged for one share of common stock. The reverse split was effective September 22, 2006 and resulted in 563,695 shares outstanding. We also adopted Nevada Articles of Incorporation and by-laws and Mr. Loethen continued as our sole officer and director. Since September 22, 2006, HMCU has been our trading symbol on the OTCBB.

On June 7, 2007, we consummated a share exchange and acquired 100% of the issued and outstanding capital stock of AuraSound pursuant to an Amended and Restated Agreement and Plan of Share Exchange. Pursuant to the agreement, we issued to Arthur Liu, our current Chief Executive Officer and AuraSound’s sole shareholder, 11,505,305 shares of our common stock, constituting approximately 43.6% of our issued and outstanding common stock in exchange for all of the issued and outstanding capital stock of AuraSound, and all outstanding warrants of AuraSound were exchanged for our warrants to purchase an aggregate of 3,200,000 shares of our common stock at an exercise price of $1.00 per share. Mr. Loethen appointed new officers effective June 7, 2007 and directors to take office upon his resignation, effective July 7, 2007. See “Directors, Executive Officers, Promoters and Control Persons” for the names and biographies of our new officers and directors.

Recent Financings

Concurrent with the share exchange, on June 7, 2007 we completed the initial closing of a private placement to 16 investors pursuant to which we have issued a total of 12,900,000 units. Each unit consisted of one share of our common stock and a five-year non-callable warrant to purchase one share of our common stock at an exercise price of $1.50 per share. The units were issued at $1.00 per unit, yielding net proceeds to us, after expenses and placement agent fees, of approximately $11,543,000. Pursuant to contractual obligations to our investors in the private placement, we are registering the shares of common stock, and shares of common stock underlying the warrants. Investors who purchased at least $3,000,000 of the units were given the option to purchase a number of additional units equal to 50% of the dollar amount invested by the investor at a price of $1.35 per unit for a period of 12 months from the initial closing date of the private placement. We are required to reserve 8,888,888 shares of our common stock to cover the possible exercise of the options to purchase the units.

GP Group, LLC, an NASD member firm and an affiliate of Gemini Partners, Inc., acted as exclusive placement agent with respect to our private placement and received cash commissions of 8% of the gross proceeds of the private placement and $73,167.52 for all costs, fees and expenses it incurred in connection with the private placement.

In contemplation of the June 7, 2007 share exchange and private placement, AuraSound obtained the following short-term bridge loans aggregating $2,450,000, which loans were repaid in full with the proceeds from the private placement:

•
$750,000 from Mapleridge Insurance Services pursuant to a Loan Agreement dated December 29, 2006. Mapleridge Insurance Services received a five-year warrant to purchase 750,000 shares of our common stock at an exercise price of $1.00 per share in conjunction with this loan transaction.

•
$500,000 from Westrec Properties, Inc. & Affiliated Companies 401(k) Plan (“Westrec Properties”) pursuant to a Loan Agreement dated January 29, 2007. In exchange for this loan and for the cancellation of a warrant issued by AuraSound to GP Group, LLC which was assigned to Westrec Properties.on January 29, 2007, Westrec Properties received a five-year warrant to purchase 750,000 shares of our common stock at an exercise price of $1.00 per share.

•
$500,000 from Apex Investment Fund, Ltd. pursuant to a Loan Agreement dated February 5, 2007. Apex Investment Fund, Ltd. received a five-year warrant to purchase 750,000 shares of our common stock at an exercise price of $1.00 per share in accordance with this loan transaction.

•
$500,000 from Clearview Partners, LLC pursuant to a Loan Agreement dated April 2, 2007. Clearview Partners, LLC received a five-year warrant to purchase 750,000 shares of our common stock at an exercise price of $1.00 per share in conjunction with this loan transaction.

•
$200,000 from YKA Partners, Ltd. pursuant to a Loan Agreement dated February 14, 2007. YKA Partners, Ltd. received a five-year warrant to purchase 200,000 shares of our common stock at an exercise price of $1.00 per share in conjunction with this loan transaction.

Pursuant to contractual obligations we have to the bridge lenders, we are registering the shares of our common stock underlying the warrants held by them.

Corporate Information

Our executive offices are located at 11839 East Smith Avenue, Santa Fe Springs, California 90670 and our telephone number there is (562) 447-1780. We also maintain a website at www.aurasound.com . Information included on our website is not a part of this prospectus.

The Offering

Outstanding Common Stock (1)	28,071,972 shares (2)

Common Stock Offered
Up to 30,848,805 shares of common stock, including up to 16,100,000 shares of common stock issuable upon the exercise of warrants, which warrants have an exercise price ranging from $1.00 to $1.50 per share.

Proceeds
The selling shareholders will receive the proceeds from the sale of shares. We will not receive any of the proceeds from the sale of shares offered by this prospectus. We may, however, receive proceeds upon the exercise of the warrants which, if all such warrants are exercised in full, would be $22,550,000, except to the extent such warrants are exercised on a cashless basis. Proceeds, if any, received from the exercise of warrants will be used for working capital and general corporate purposes .

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

OTCBB Trading Symbol	HMCU

(1)   As of November 20, 2007.

(2)	The total number of outstanding shares of common stock above excludes

•	14,566,667 shares of our common stock issuable upon the exercise of warrants at an exercise price of $1.50 per share;

•	3,200,000 shares of our common stock issuable upon exercise of warrants at an exercise price of $1.00 per share;

•	245,000 shares of our common stock issuable upon exercise of warrants at an exercise price of $.80 per share;

•
8,888,888 shares of our common stock underlying options to purchase additional units at a price of $1.35 per unit to qualifying investors in our private placement that initially closed on June 7, 2007.

SUMMARY HISTORICAL AND PROFORMA FINANCIAL DATA

The following tables set forth our summary historical financial information for the fiscal years ended June 30, 2006 and 2007 and for the three months ended September 30, 2006 and 2007. Our summary unaudited pro forma condensed financial information for the year ended June 30, 2007 is presented as if the acquisition of AuraSound, Inc. had occurred on July 1, 2006 and 2005.

The summary historical financial information for the fiscal years ended June 30, 2006 and 2007 was derived from our audited financial statements included elsewhere in this prospectus. Our summary historical financial information for the three months ended September 30, 2006 and 2007 were derived from the unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements reflect, in the opinion of management, all adjustments necessary for the fair presentation of the financial condition and the results of operations for such periods. Operating results for the three months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2008.

The summary unaudited pro forma condensed financial information combines our results for the year ended June 30, 2007 and the results of AuraSound, Inc. for the years ended June 30, 2007 and 2006. The summary unaudited pro forma condensed information is provided for informational purposes only and is not necessarily indicative of the results of operations that would have been reported had the acquisition actually been effected on the dates indicated or of the expected results of operations in the future.

The summary historical financial information and summary unaudited pro forma condensed financial information should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended June 30, (Audited)		Three Months Ended September 30, (Unaudited)
	2007	2006	2007	2006

Statement of Income Data:
Net sales	$208,988	$—	$763,800	$—
Cost of sales	307,508	—	886,830	—
Gross loss	(98,520)	—	(123,030)	—
Operating expenses		—
Research and development	51,699	11,574	305,477	—
General and administrative expenses	565,123	—	1,080,910	6,858
Advance to vendors written off	3,066,476	—	341,406	—
Loss from operations	(3,781,818)	(11,574)	(1,850,823)	(6,858)

Other expense
Interest expense	27,442	21,635	58,465	—
Other expense			60,000	—
Net loss	$(3,809,260)	$(33,209)	$(1,969,288)	$(6,858)

Basic and diluted net loss per share	$(4.65)	$(0.06)	$(0.13)	$(0.01)

	Year Ended June 30,
	2007(1)	2006

Sales	$2,497,823	$1,795,783
Net loss	(5,731,989)	(1,138,006)
Net loss per share, basic and diluted(2)	$(0.22)	$(0.04)

(1) Pro-forma consolidated results of operations have been prepared as if the acquisition of AuraSound, Inc. had occurred on July 1, 2006 and 2005.
(2) Net income per share is based on: (i) an assumed market price of $1.00; (ii) 26,405,305 shares issued and outstanding; (iii) exercise of 245,000 warrants at $.80 per share. Does not include: 16,100,000 shares underlying warrants or 8,888,888 shares underlying options to purchase additional units consisting of common stock and warrants.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any of our common stock. These risks and uncertainties are not the only ones we face. Unknown additional risks and uncertainties, or ones that we currently consider immaterial, may also impair our business operations. If any of these risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

We had a net loss of $3,809,260 for our last fiscal year, a net loss of $33,209 for the prior fiscal year and a net loss of $1,969,288 for the three months ended September 30, 2007. We have never been profitable and we may not be profitable in the future. If we do not become profitable, the value of your investment could be adversely affected or you could lose your investment.

Our independent auditor has noted in its report concerning our financial statements as of June 30, 2007, our fiscal year end, that we have incurred substantial losses and had negative cash flow in operating activities for the last two fiscal years, which, along with our accumulated deficit of $6,570,108, raises substantial doubt about our ability to continue as a going concern.

We sustained a net loss of $3,809,260 for the fiscal year ended June 30, 2007, a net loss of $33,209 for the fiscal year ended June 30, 2006 and a net loss of $1,969,288 for the three months ended September 30, 2007. We cannot assure you that we will generate sufficient cash flow to meet our obligations or achieve operating profits in the future. If we do not become profitable, the value of your investment could be adversely affected or you could lose your investment.

We experience variability in quarterly operating results because our sales increase during the fall and winter. Because of this, our quarterly operating results will not provide you with a reliable indicator of our future operating results.

Our operating results tend to vary from quarter to quarter because our sales increase during the fall and winter selling seasons. Revenue in each quarter is substantially dependent on orders received within that quarter. Conversely, our expenditures are based on investment plans and estimates of future revenues. We may, therefore, be unable to quickly reduce spending if revenues decline in a given quarter. As a result, operating results for such quarters would be adversely impaired. Results of operations for any one quarter are not necessarily indicative of results for any future period. Other factors which may cause quarterly results to fluctuate or to be adversely impacted include:

•	increased competition in the micro-audio product market;

•	timing of new product announcements;

•	product releases and pricing changes by us or our competitors;

•	market acceptance or delays in the introduction of new products;

•	production constraints;

•	the timing of significant orders;

•	customers’ budgets; and

•	foreign currency exchange rates.

Because our quarterly operating results are unpredictable, they will not provide you with a reliable indicator of our future operating results.

We will need to raise additional capital in order to implement our long-term business plan. If we are unable to raise capital as and when we need it we could be forced to curtail or alter our long-term growth strategy or delay needed capital expenditures. This could adversely affect our business and results of operations.

Our ability to implement our long-term strategy, which is to expand our customer base to include additional OEM electronics manufacturers in existing product categories and to expand our product line to include micro-audio products designed for additional applications such as mobile phones and PDAs, largely depends on our access to capital. To implement our long-term strategy, we plan to make ongoing expenditures for the expansion and improvement of our micro speaker product lines and the promotion of our products with manufacturers of computers, cell phones, home entertainment systems and iPods. We may also wish to make expenditures to acquire other businesses which provide similar products or products which can be marketed to our existing customer base.   To date, we have financed our operations primarily through sales of equity and the issuance of notes. If we were to attempt to expand our business at a faster pace than currently contemplated, or if we were to identify an acquisition target, we would need to raise additional capital through the sale of our equity securities or debt instruments. However, additional capital may not be available on terms acceptable to us. Our failure to obtain sufficient additional capital could curtail or alter our long-term growth strategy or delay needed capital expenditures.

If we are unable to effectively manage our growth as planned, our business, results of operation and financial condition may be adversely affected.

Our strategy envisions growing our business, which will require us to hire, train and supervise additional employees and to continue to develop and adjust our technology to meet the evolving needs of manufacturers who use micro speakers in their products. During the next 12 months we intend to hire two sales support staff members, three administrative staff members and two development engineers. Our expected sales growth and the related expansion of our manufacturing sources are likely to place a strain on our management and administrative resources, infrastructure and systems and require us to make significant outlays of capital. These measures are time consuming and expensive, will increase management’s responsibilities and will divert management’s attention from our day-to-day operations. We cannot assure you that we will be able to:

•	expand our systems effectively or efficiently or in a timely manner;

•	allocate our human resources optimally;

•	meet our capital needs;

•	identify and hire qualified employees or retain valued employees; or

•	incorporate effectively the components of any business or product line that we may acquire in our effort to achieve growth.

Our inability or failure to manage our growth effectively could harm our business and materially and adversely affect our operating results and financial condition.

If we fail to manage our inventory effectively, our results of operations could be adversely affected.

Our customers have many brands to choose from when they decide to order products. If we cannot deliver products quickly and reliably, customers will order from a competitor. We must stock enough inventory to fill orders promptly, which increases our financing requirements and the risk of inventory obsolescence. Competition may force us to shorten our product life cycles and more rapidly introduce new and enhanced products. This, too, could leave us with obsolete designs and inventory. If we do not manage our inventory successfully, it could have a material adverse effect on our results of operations.

We are conducting our business under the assumption that the United States will continue to grant China “normal trade relations” and that China will continue to remain a member of the World Trade Organization. The loss of China’s normal trade relations status or its failure to continue to be a member of the World Trade Organization could adversely affect our results of operations.

Our ability to import products from China at current tariff levels could be materially and adversely affected if the “normal trade relations” (“NTR”, formerly “most favored nation”) status the United States government has granted to China for trade and tariff purposes is terminated. As a result of its NTR status, China receives the same favorable tariff treatment that the United States extends to its other “normal” trading partners. China’s NTR status, coupled with its membership in the World Trade Organization, could eventually reduce barriers to manufacturing products in and exporting products from China. However, we cannot provide any assurance that China’s WTO membership or NTR status will not change. If China were to lose its NTR status, the increase in tariffs could adversely affect our results of operations.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation.

Complex components and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. Defects in our products may result in a loss of sales, delay in market acceptance, injury or other loss to customers, and injury to our reputation and increased warranty or service costs.

Our products are electronically powered and carry a risk of electrical shock. If someone using our products is severely injured or killed as a result of a product defect, the resulting litigation could adversely affect our operations and financial condition.

Some of our products, such as amplifiers, speakers and our Bass Shaker devices, are electronically powered and carry a risk of electrical shock or fire. If our products caused electrical shock or fire, the damaged party could bring claims for property damage, physical injury or death. These types of legal actions, if threatened or brought, may be costly to defend, may distract management’s attention from operating our business and may result in large damage awards that could exceed the limits of our insurance policy.

As of June 2007, over 15% of our net sales are made to customers that are located outside the United States. Any one of several factors that affect overseas sales could adversely affect our results of operations.

As of June 2007, approximately 15.5% of our net sales are made to customers outside the United States. We believe that international sales will continue to represent a significant portion of our revenues. Our revenues from international sales may fluctuate due to various factors, including:

•	changes in regulatory requirements;

•	changes to tariffs and taxes;

•	increases in freight costs, or damage or loss in shipment;

•	difficulties in hiring and managing foreign sales personnel;

•	longer average payment cycles and difficulty in collecting accounts receivable;

•	fluctuations in foreign currency exchange rates;

•	product safety and other certification requirements; and

•	political and economic instability, wars and terrorist activity.

If international sales declined significantly or if any of the above factors adversely impacted the revenues we earn from international sales, there may be a material adverse effect on our results of operations.

Our products are subject to regulations and standards in the United States and abroad. If we fail to obtain regulatory approval to sell our products, it could have a material adverse effect on our business and results of operations.

In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission, the Consumer Products Safety Commission and Underwriters’ Laboratories. Internationally, our products may be required to comply with regulations or standards established by authorities in the countries into which we sell our products, as well as various multinational or extra-national bodies. The European Union, or EU, has issued a directive on the restriction of certain hazardous substances in electronic and electrical equipment, known as RoHs, and has enacted the Waste Electrical and Electronic Equipment directive, or WEEE, applicable to persons who import electrical or electronic equipment into Europe. Although neither of these directives is currently applicable to our products, both are expected to become effective and at that time they would apply to our products. We are currently implementing measures to comply with each of these directives as individual EU nations adopt their implementation guidelines. Although we believe our products are currently in compliance with domestic and international standards and regulations in countries to which we export, we can offer no assurances that our existing and future product offerings will remain compliant with evolving standards and regulations. If we fail to obtain timely domestic or foreign regulatory approvals or certification, we may be unable to sell our products into jurisdictions to which these standards apply. This would have a material adverse effect on our business and results of operations.

During the fiscal year ended June 30, 2007, three customers accounted for approximately 81% of our revenues. The loss of one or more of these customers could have a material adverse impact on our results of operations, liquidity and financial condition.

In the past, a significant portion of our revenue was attributed to a small number of customers and this may continue. During the fiscal year ended June 30, 2007, three customers were responsible for approximately 81% of our revenues. Furthermore, none of our customers have continuing obligations to purchase products from us. If our relationships with our largest customers deteriorated for any reason we could lose a substantial portion of our net sales revenues, which would have a material adverse impact on our results of operations, liquidity and financial condition.

We own 29 patents and seven trademarks, which we believe are important to our business. While we try to protect our intellectual property, if we are unable to do so our business could be harmed.

We try to protect our intellectual property in a number of different ways. We rely in part on patent, trade secret, unfair competition and trademark law to protect our rights to certain aspects of our products, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and our competitive position. There can be no assurance that any of our pending patent or trademark applications will result in the issuance of a registered patent or trademark, or that any patent or trademark granted will be effective in thwarting competition or be held valid if subsequently challenged. In addition, there can be no assurance that the actions taken by us to protect our proprietary rights will be adequate to prevent imitation of our products, that our proprietary information will not become known to competitors, that we can meaningfully protect our rights to unpatented proprietary information or that others will not independently develop substantially equivalent or better products that do not infringe on our intellectual property rights. We could be required to devote substantial resources to enforce our patents and protect our intellectual property, which could divert our resources and result in increased expenses. In addition, an adverse determination in litigation could subject us to the loss of our rights to a particular patent or other intellectual property, could require us to obtain from or grant licenses to third parties, could prevent us from manufacturing, selling or using certain aspects of our products or could subject us to substantial liability, any of which could harm our business.

We may become subject to litigation for infringing the intellectual property rights of others. Such actions could result in a decrease in our operating income and cash flow and would harm our business.

Others may initiate claims against us for infringing on their intellectual property rights. We may be subject to costly litigation relating to such infringement claims and we may be required to pay compensatory and punitive damages or license fees if we settle or are found culpable in such litigation. In addition, we may be precluded from offering products that rely on intellectual property that is found to have been infringed by us. We also may be required to cease offering the affected products while a determination as to infringement is considered. These developments could cause a decrease in our operating income and reduce our available cash flow, which could harm our business.

The loss of the services of our key employees, particularly the services rendered by Arthur Liu, our Chief Executive Officer and Chief Financial Officer, could harm our business

Our success depends to a significant degree on the services rendered to us by our key employees. If we fail to attract, train and retain sufficient numbers of these qualified people, our prospects, business, financial condition and results of operations will be materially and adversely affected. In particular, we are heavily dependent on the continued services of Arthur Liu, our Chief Executive Officer and Chief Financial Officer, and the other members of our senior management team. We do not have long-term employment agreements with any of the members of our senior management team, each of whom may voluntarily terminate his employment with us at any time. Following any termination of employment, these employees would not be subject to any non-competition covenants. The loss of any key employee, including members of our senior management team, and our inability to attract highly skilled personnel with sufficient experience in our industry could harm our business.

We have historically utilized a single source, Grandford Holdings Ltd. in China, to manufacture our products. We were recently required to write-off over $3 million in advance payments we made to Grandford Holdings Ltd. because we are not certain that Grandford Holdings Ltd. is able to discharge its obligations to us. We are not certain that this situation will be resolved to our satisfaction or that we will receive value for the funds we have advanced. Because we use third party manufacturing sources to manufacture our products, we may experience quality or timing problems like these over which we have no control. Any of these problems could have a material adverse effect on our operations.

Historically we have utilized only Grandford Holdings Ltd. in China to manufacture our products. As of June 30, 2007 we had advanced $3,066,476 to Grandford Holdings Ltd. for tools, jigs, molds and raw materials for the manufacture of our products. In September 2007 we became aware of certain performance issues including both quality control and processing issues relating to the products being manufactured. We immediately began to make arrangements to have our products manufactured by another supplier. Because we are uncertain whether or not we will receive value for the advances we made, we have determined it appropriate to write off the advances because we are not certain that we will be able to recover some or all of the advances. A description of this transaction is included in the sections of this prospectus titled “Liquidity and Capital Resources” on page 42 and “Certain Relationships and Related Party Transactions” on page 47.

We utilize third-party manufacturing sources to manufacture our products and may not be able to control quality. Too many defective products could lead to customer dissatisfaction and a loss of business which would materially adversely effect our business and operating results.

Because we utilize third party manufacturers to manufacture our products, we may have an inability to control quality issues resulting in a high defect rate. This could lead to customer dissatisfaction and a loss of future business. In this case, our business and operating results would be materially, adversely affected.

RISKS RELATED TO OUR INDUSTRY

Our products may become obsolete due to rapid technological change within the industry. If this were to happen, it would have a material adverse effect on our business and financial condition.

Speaker technology evolves rapidly, making timely product innovation essential to success in the marketplace. The introduction of products with improved technologies or features may render our existing products obsolete and unmarketable. If we cannot develop products in a timely manner in response to industry changes, or if our products do not perform well, our business and financial condition will be adversely affected.

Our Whisper driver technology may not gain market acceptance. If our Whisper driver technology is not accepted by the market, we may not achieve anticipated revenue or profits.

Our future financial performance as it relates to supplying micro devices will depend on market acceptance of our Whisper driver technology and the resulting sound quality of our products. To date, we have had limited sales of products containing our new Whisper drivers. If our Whisper driver technology and product line do not gain sufficient positive market acceptance, we may not achieve expected profitability and performance levels.

We are a small company and we do not represent a significant presence in the sound enhancement products market. We are subject to intense competition. We cannot assure you that we can compete successfully.

The market for sound enhancement products in general is intensely competitive and sensitive to new product introductions or enhancements and marketing efforts by our competitors. The market is affected by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. We face competition from a number of well-known brands including Bose, NXT, and Bang & Olufsen. Many of our competitors are substantially better capitalized and have substantially stronger market presence than we have. Although we have attempted to design our home audio systems to compete favorably with other products in the market, we may not be able to establish and maintain our competitive position against current or potential competitors. Competition may have the effect of reducing the prices we can charge for our products, increasing marketing costs associated with developing and maintaining our market niche, or reducing the demand for our products. If we fail to compete successfully, either now or in the future, our profitability and financial performance will likely be materially adversely affected. We do not currently represent a significant presence in the sound enhancement products market.

We are susceptible to general economic conditions, and a downturn in our industry or a reduction in spending by consumers could adversely affect our operating results.

The electronics industry in general has historically been characterized by a high degree of volatility and is subject to substantial and unpredictable variations resulting from changing business cycles. Our operating results will be subject to fluctuations based on general economic conditions, in particular conditions that impact discretionary consumer spending. A downturn in the electronics sector in particular or in the economy in general could directly and negatively impact sales of audio products, which would adversely impact our revenues and results of operations.

RISKS RELATING TO THIS OFFERING

Our management owns or controls a significant number of the outstanding shares of our common stock and will continue to have significant ownership of our voting securities for the foreseeable future.

As of the date of this prospectus, Arthur Liu owns or controls approximately 49.9% of our issued and outstanding capital stock. Even if the all of the shares of our common stock underlying warrants held by the selling shareholders are exercised, Mr. Liu, together with entities controlled by him, would own or control approximately 27.0% of our issued and outstanding capital stock. See “Security Ownership of Certain Beneficial Owners and Management.” As a result, Mr. Liu has the ability to effectively control our affairs and business, including the election of directors and, subject to certain limitations, approval or preclusion of fundamental corporate transactions. This concentration of ownership may be detrimental to the interest of our minority stockholders in that it may:

•	limit our shareholders’ ability to elect or remove directors;

•	delay or prevent a change in the control of the Company;

•	impede a merger, consolidation, take over or other transaction involving the Company; or

•	discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

We will likely issue additional securities in the future. Any issuance of securities in the future will dilute your investment.

Our authorized capital stock consists of 120,000,000 shares, par value $0.01 per share, consisting of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of the date of this prospectus, there are 26,405,305 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. There are also an aggregate of 18,011,667 shares of our common stock underlying warrants to purchase shares of our common stock at prices ranging from $0.80 to $1.50 per share. We have also reserved 8,888,888 shares of our common stock underlying options to purchase additional units at a price of $1.35 per unit to qualifying investors in our private placement that initially closed on June 7, 2007. To the extent that we issue additional securities, the holders of our common stock will experience percentage and potentially economic dilution. In addition, in the event that any future financing should be in the form of, be convertible into or exchangeable for, equity securities, holders of our securities may experience additional dilution.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses, which as a smaller public company may be disproportionately high.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, new SEC regulations and stock market rules, are creating uncertainty for public companies. It is likely that we will become subject to such laws, rules and regulations in the future. Our efforts to comply with evolving laws, regulations and standards will likely result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with SOX 404 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent registered public accounting firm’s audit of that assessment will require the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. Further, our board members and principal executive and accounting officers could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could slow down our business. If we are unable to fully comply with new or changed laws, regulations and standards, or if our efforts differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed and our stock price may suffer.

There is only a limited market for our common stock, which could cause our investors to incur trading losses and or to be unable to resell their shares at or above the price they paid for them, or to sell them at all.

Our common stock is quoted on the Over-the-Counter Bulletin Board (OTCBB) under the symbol “HMCU.” On November 20, 2007, the last reported sale price of our common stock was $.65 per share. Our common stock is not actively traded and there can be no assurance that an active trading market will be developed or maintained. See “Market for Our Common Stock.”

The OTCBB is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than NASDAQ or other national or regional exchanges. Securities traded on the OTCBB are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTCBB. Quotes for stocks included on the OTCBB are not listed in newspapers. Consequently, prices for securities traded solely on the OTCBB may be difficult to obtain and are frequent targets of fraud or market manipulation.  Dealers may dominate the market and set prices that are not based on competitive forces.  Individuals or groups may create fraudulent markets and control the sudden, sharp increase of price and trading volume and the equally sudden collapse of the market price for shares of our common stock.  Moreover, the dealer's spread (the difference between the bid and ask prices) may be large and may result in substantial losses to the seller of shares of our common stock on the OTCBB if the stock must be sold immediately and may incur an immediate “paper” loss from the price spread.

Due to the foregoing, demand for shares of our common stock on the OTCBB may be decreased or eliminated and holders of our common stock may be unable to resell their securities at or near their original acquisition price, or at any price.

Investors must contact a broker-dealer to trade OTCBB securities.  As a result, you may not be able to buy or sell our securities at the times you wish.

Even though our securities are quoted on the OTCBB, the OTCBB may not permit our investors to sell securities when and in the manner that they wish. Because there are no automated systems for negotiating trades on the OTCBB, trades are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place an order to buy or sell a specific number of shares at the current market price it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

Sales of a substantial number of shares of our common stock may cause the price of our common stock to decline.

We have registered for resale 30,848,805 shares of our common stock, consisting of shares issuable upon the exercise of outstanding warrants and currently outstanding shares that are not currently freely tradable. If our stockholders sell substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding warrants, the market price of our common stock could fall.  These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Authorized additional shares of our common stock available for issuance may dilute current stockholders.

We are authorized to issue 100,000,000 shares of our common stock and 20,000,000 shares of our preferred stock. As of the date of this prospectus, there are 28,071,972 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding. However, the total number of shares of our common stock outstanding does not include shares of our common stock reserved in anticipation of the exercise of warrants described herein. Further, in the event that any additional financing should be in the form of, be convertible into or exchanged for equity securities, investors may experience additional dilution.

The “penny stock” rules could make selling our common stock more difficult.

Our common stock is subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must: (i) make a special written suitability determination for the purchaser; (ii) receive the purchaser’s written agreement to a transaction prior to sale; (iii) provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and that describe the market for these “penny stocks,” as well as a purchaser’s legal remedies; and (iv) obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in “penny stock” can be completed. Due to these rules, broker-dealers may find it difficult to effect customer transactions, related transaction costs will rise and trading activity in our securities may be greatly reduced. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

You should be aware that, according to the Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•
The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

We do not intend to pay dividends in the foreseeable future. If you require dividend income, you should not rely on an investment in our company.

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings, if any, for reinvestment in our business and/or to fund future acquisitions. If you require dividend income, you should not expect to receive any cash dividends as a holder of our securities.

NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “intends,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading “Risk Factors” beginning on page 7. These and other factors may cause our actual results to differ materially from any forward-looking statements. Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.

We cannot give any guarantee that these plans, intentions or expectations will be achieved. All forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those factors described in the “Risk Factors” section of this prospectus. The following is a listing of important risks, uncertainties and contingencies that could cause our actual results, performances or achievements to be materially different from the forward-looking statements included in this prospectus.

•	Our ability to finance our operations on acceptable terms, either through the raising of capital, the incurrence of convertible or other indebtedness or through strategic financing partnerships;

•	Our ability to retain members of our management team and our employees;

•	The success of our research and development activities, the development of viable commercial products, and the speed with which product launches and sales contracts may be achieved;

•	Our ability to develop and expand our sales, marketing and distribution capabilities;

•	Our ability to adapt to or upgrade our technologies and products as the markets in which we compete evolve;

•	Our ability to offer pricing for products which is acceptable to customers; and

•	Competition that exists presently or may arise in the future.

The foregoing does not represent an exhaustive list of risks. Please see “Risk Factors” above for additional risks which could adversely impact our business and financial performance. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

BUSINESS

Overview

Our business operations are conducted through AuraSound, our wholly-owned subsidiary. Founded in 1987, AuraSound develops, manufactures and markets premium audio products. AuraSound specializes in the production of high sound pressure level (“SPL”), bass-rich, low distortion sound from compact acoustic transducers (speakers). AuraSound has invested in the development of innovative audio technologies for use in ultra high end home and professional audio products. We recently expanded our product line to the micro-audio market. Specifically, AuraSound has developed and is currently marketing undersized speakers that will deliver sound quality to devices such as laptops, flat-panel televisions, mobile phones and other electronics displays that we believe is far superior to the currently sound quality found in these devices. We are currently delivering our micro-audio products to Quanta and have commitments for future delivery of our micro-audio products to Quanta, Compal, NEC, Toshiba, Sharp, Hitachi, JBL, Dell, Gateway, Hewlett Packard, Mando and Acer, although these commitments are not legally binding and we cannot assure you that sales will be made to these companies. We are based in Santa Fe Springs, California.

Historically, we have provided our products to the ultra high end home and professional audio markets. Our products for this market start at $100 and reach upwards of $1,000. Until recently, the extremely low annual unit sales volumes that characterize the high end home and professional audio markets limited our ability to accelerate our growth. However, we believe that the following recent developments have created an opportunity for more rapid expansion.

After completing the development and commercialization of our micro-audio product line, we began the process of testing and validating these products with major electronics manufacturers. In the first quarter of 2006, following an extensive evaluation process, NEC was the first major manufacturer to use our micro-audio technology to differentiate its laptop computers from competitors. NEC notified its OEM manufacturer, Quanta, a leading manufacturer of laptop computers, that it would like to incorporate our speakers into NEC’s laptops. Since then, Quanta has decided to incorporate our micro-speaker technology into other laptop computers in order to reduce weight and improve sound quality. In the second quarter of 2006 NEC expanded the use of NRT to its desktop computers and monitors.

Following the decisions of NEC and Quanta to incorporate our micro-speaker technology into their products, we began aggressively targeting additional large electronics manufacturers. As a result of these efforts, several leading electronics manufacturers including Compal, Toshiba, Amtran, Epson and Acer have made the decision to incorporate our technology into their products. As of November 20, 2007 we had a backlog of approximately $1.4 million, which we are in the process of manufacturing for our customers.

Our goal is to continue to rapidly expand our sales pipeline by expanding our customer base to include additional OEM electronics manufacturers in existing product categories, expanding our product line to include micro-audio products designed for additional applications such as mobile phones and PDAs and incorporating our micro-technology into a larger number of models and products with existing OEM customers.

Technology

Neo-Radial Technology (NRT)

We have developed an unconventional audio technology that creates unsurpassed efficiency and performance. We believe our neo-radial technology provides us with a significant competitive advantage over those in our industry who use traditional speaker designs.

In a traditional speaker design, a speaker’s voicecoil moves up and down in a piston like manner as a result of motion generated by opposing magnetic fields created when positive and negative electric charges are administered to the magnets in a speaker. The up and down motion of the voicecoil vibrates the diaphragm, which then creates sound waves by vibrating the surrounding air.

The voice coil length, magnet design and the quality of the material in the speaker influence the quality of the sound that is produced. Speaker quality is generally assessed based on four criteria:

1.	Sound pressure level (SPL) - measure of pressure of a noise (volume)

2.	Excursion - the linear movement range of a speaker

3.	Frequency range - the range from the lowest note to the highest note that a speaker can reproduce

4.	Distortion - the presence of unwanted noise that was not present in the original sound signal

As a result of the inherent limitations of conventional speaker design, the performance of a conventional speaker in one performance category often must be compromised in order to generate the desired level of performance in another category. For example, when SPL is maximized, a conventional speaker will create significant distortion and will be unable to create adequate amounts of bass. Likewise, when a conventional speaker is designed to minimize distortion and increase bass performance, SPL and high frequency performance will suffer. Our NRT overcomes such limitations through the use of our propriety magnetic technology and design.

As illustrated below, the NRT design utilizes an “underhung” voice coil configuration in which the voice coil is always located within the magnetic field. This creates less distortion, less power compression, superior bass performance and greater acoustical output. Additionally, the NRT system utilizes a neodymium magnet, as opposed to a ceramic magnet typically used in conventional speakers. The neodymium magnet is much more powerful than ceramic magnets, allowing for a significantly smaller and lighter magnet to be utilized, which contributes to the compact design of the NRT system. In addition to significantly improved audio performance, the NRT design eliminates stray magnetic flux that can create significant interference issues in a variety of electronics applications and has improved cooling and venting characteristic, greatly improving product integration abilities.

Conventional Speaker Design

Voice coil and magnetic design compromise performance and create stray flux

AuraSound NRT Speaker Design
Light weight magnet, smaller voice coil and “underhung” design increase quality and performance while preventing stray flux

Whisper Technology

AuraSound’s Whisper technology is a specialized application of the NRT transducer design to small, high power drivers. The technology is fully scaleable from speakers smaller than 1” to larger 3”, 200W drivers and was designed to specifically address the severe performance limitations of conventional micro-audio products.

Similar to larger speakers that are made using standard designs, conventionally designed small speakers are subject to an innate set of performance limitations. For example, as a speaker’s size decreases it becomes increasingly difficult to allow the necessary amounts of speaker excursion to provide adequate low frequency response. Likewise, when conventional designs incorporate adequate excursion capabilities to allow for increased low frequency response, high frequency response will decrease significantly. In addition to these issues, conventionally designed small speakers typically have very limited power handling capability, thereby limiting the volume of sound they are able to reproduce. The result of these limitations is a quiet speaker that reproduces sound in a limited frequency range.

Conventionally designed small speakers also suffer from severe integration issues as a result of poor venting abilities. As a speaker moves in and out in a piston-like motion air is pushed forward, creating sound, and subsequently pushed backward as the speaker retracts. Traditional designs have the magnets located behind the voice coil, trapping the air under the diaphragm and thus requiring the air to be vented or pushed out of the sides of the driver. In small speakers and extremely compact integration scenarios (e.g. a laptop or cell phone) this air becomes trapped and inadvertently vibrates the speaker cone, causing significant distortion and requiring that the area around the speaker be left open, thus limiting the compactness of the design.

AuraSound’s patented Whisper driver addresses the issues that plague traditional small speaker designs by utilizing an NRT-like design with the following features:

Extended Low Frequency Response - Whisper drivers create more bass by utilizing a high excursion design due to a short voice coil in a long magnetic gap (underhung magnet structure) and large suspension elements to allow movement.

Extended High Frequency Response - Whisper drivers provide extended high frequency response by minimizing moving mass and driver inductance by utilizing a short voice coil.

Higher Power Handling and SPL - Whisper drivers maximize power handling and SPL by utilizing a long excursion, larger diameter, underhung voice coil, providing a maximum level of excursion and good thermal dissipation to eliminate heat and allow more power input.

Easy Product Integration and Low Resonance Frequency - Whisper drivers utilize an innovative rear venting design which eliminates trapped air and allows for increased SPL with minimal distortion and does not require the area around the driver to be kept open.

AuraSound Whisper Speaker Design

Products

Whisper Micro-Audio Products

We provide standardized and custom developed micro-audio speakers ranging in size from less than 1” to 3”. Our Whisper speakers can be easily integrated into various products that require compact and light, high performance speakers. We believe that our Whisper products have a significant competitive advantage over other micro speakers that are based upon conventional design parameters. We believe that our micro OEM speakers are not only lighter and more compact than any other loudspeaker currently available in their class, but that they are also more powerful and provide significantly improved frequency response at the same price point as competitive technologies. In addition, we believe that our Whisper products provide significant advantages for integration in electronics products relative to competing products as a result of their favorable venting characteristics and natural ability to minimize electronic interference that results from stray magnetic flux.

Speaker Component Products

We provide standardized and custom design drivers based upon NRT technology to leading ultra-high end home audio manufacturers including such notable names as McIntosh and MDesign. We believe that our component loudspeaker transducers are considered by many audio enthusiasts and specialty loudspeaker manufacturers to be the best available. We produce components ranging from less than 1” to 18” and 800 Watts. From the miniature NSW1Cougar to the enormous NS18 woofer to the low profile NSFB woofer, all feature our patented NRT magnet structure for maximum fidelity with life-like dynamics and minimal distortion.

Home and Pro Audio Products

We believe that our home audio systems are elegantly designed and provide a dynamic acoustic experience. The home audio line features three series, the Whisper Ensemble, the Baby Grand and the Concert Series, all of which utilize the NRT and/or Whisper platforms. The Whisper Ensemble is an ultra compact home theater system that maintains the quality and performance of a larger speaker system. The Baby Grand is the mid sized system and has excellent bandwidth, powerful dynamics and precise stereo imaging. The Concert Series is the largest system, providing the greatest range, lowest distortion and most bass while maintaining the same accurate spatial sound field and focused coverage of the other systems. All three of the systems have a sophisticated style with the cabinets having a beautiful black or white high-gloss lacquer finish. Additionally, the grills are held in place magnetically allowing the consumer the choice of displaying the system with or without the grill.

Our Pro Audio products are an extension of our component business and consist primarily of the NRT 18-8 Subwoofer. The NRT 18-8 18" is an 800-Watt high-output subwoofer with a high-temperature neodymium ring magnet, unique magnet geometry with underhung 4" edgewound aluminum voice coil, dual over-size spiders and tough epoxy cone. With a 20 - 200 Hz frequency response the 18-8 delivers deeper bass, enhances overall performance and is designed to move using a minimal amount of power, thereby maximizing motor efficiency. The NRT 18-8 has appeared on-stage and on-tour with artists such as Rod Stewart and features AuraSound's patented NRT technology .

 Automotive Products

We produce automotive competition-grade speaker and component systems. Our automotive division designs and manufactures amplifiers, loudspeakers and subwoofers. The subwoofer line features the NRT platform and is designed for extremely low throw and high output, yielding unsurpassed linearity and exceptionally low distortion. Our automotive loudspeakers, built with coaxial high quality components, are available in a full range of products from easy-to-install budget systems to top of the line competition grade systems. The line is competitively priced and has recently been completely redesigned with a new industrial style, improved performance and other unique features. Our line of competition-grade amplifiers are built with performance enhancing features that include gold-plated speaker and power connections, modular internal design for improved separation and a high efficiency dual heat sink which eliminates the need for noisy, power consuming fans.

Bass Shaker Products

Our Bass Shaker products are transducers that can be mounted to a fixed surface to transmit vibration creating the “sensation of sound” or very low bass, providing impact for music, sounds and special effects. The Bass Shaker Plus and Bass Shaker add the impact of bass sub woofers without excessive volume or the space required by traditional subwoofers. Our patented technology enhances the sound pressure levels so there's no distortion while amplifying the bass energy delivered from the stereo.

Research and Development and Product Manufacturing

We employ a skilled research and development team based in our California headquarters that is responsible for identifying and creating new products and applications along with improving and enhancing existing products. Recently, we added an additional research and development team in China. Historically, we have outsourced all product manufacturing and some testing and development functions to Grandford Holdings Ltd. The manufacturing facility of Grandford Holdings Ltd. is located in Dongguan, China. The general manager of Grandford Holdings Ltd. is David Liu, the son of Arthur Liu, our Chief Executive Officer and the chairman of our board of directors. Recently, quality control problems have surfaced relating to the products Grandford Holdings Ltd. manufactured for us, which required us to find another manufacturer. We are currently trying to resolve these issues with Grandford Holdings Ltd. but there is no guarantee we will be able to do so.

Market Overview

A major component of the consumer electronics market is the personal and professional audio manufacturing industry, which is mature, fragmented and highly competitive. Cutting edge technologies are noted to have a short life in an industry that is defined by research and development. The audio industry is dominated by large domestic and international manufacturers that include Harman International, Bose Corporation, Polk Audio, Alpine Electronics, Sony Corporation, Boston Acoustics, Altec Lansing Technologies, Kenwood Corp., LOUD Technologies, JBL Incorporated, Panasonic Corporation, Pioneer, Rockford Corp. and Yamaha Corp. Additionally, there are numerous small, niche companies that attract consumers based upon specialty product offerings. Industry participants compete based on acoustic quality, technology, price, reliability, brand recognition and reputation.

Although the audio industry as a whole is relatively mature and is dominated by large players, the micro-audio segment remains a relatively new niche market.  The rapid consumer acceptance of flat-panel televisions, laptop computers, portable devices (such as portable DVD players, MP3 and portable music devices) and mobile phones demonstrates the overwhelming consumer demand for sleeker and increasingly more compact electronics. The slenderness of these products requires ultra compact speakers and we believe that consumers are increasingly expecting the audio performance of these products to be comparable to their visual quality. Despite significant technological innovations in laptops, portable music players and mobile phones, the auditory capabilities of these devices has stagnated or been significantly reduced as a result of efforts to minimize size to achieve increased portability. This reduction in audio quality has occurred despite a massive increase in media usage, particularly audio, on these devices. We believe that the micro-audio market currently lacks a true leader with an economical, easy to integrate audio product capable of delivering high quality acoustics in an ultra-compact format.

We believe that the integration of high-level audio capabilities provides device makers with an additional product differentiator, and that the expanding market for miniature electronic devices will ultimately drive rapid growth in high quality ultra-compact speaker sales.

Competition

We compete in the traditional audio and micro-audio market segments.

In the traditional audio market we provide component speakers to ultra high-end manufacturers and sell our own line of home and mobile audio products. Several well established companies participate in the mid to high-end of the traditional home and pro audio markets. Among these companies are Bose Corporation, Boston Acoustics, Inc., Harman International Industries, Inc., Polk Audio, Inc., Alpine Electronics, Inc., Bang & Olufsen Holding A/S and Clarion Co. Ltd.

In the micro-audio market we provide component speakers incorporating our Whisper technology to OEM manufacturers of laptop computers and our goal is to expand the use of our micro-audio products to other compact electronic devices such as mobile phones, flat-panel TVs and portable DVD and music devices. Companies that have developed micro-audio products include NXT, Plc, AAC Acoustic Technologies Holdings, Inc., Tymphany Corporation, SLS International, Inc. and American Technology Corporation. However, not all of these companies target the laptop computer or mobile device markets.

The markets for traditional audio and micro-audio speakers are competitive and subject to continuous technological innovation. Our competitiveness depends on our ability to offer high-quality products that meet our customers’ needs on a timely basis. The principal competitive factors of our products are time to market, quality, price and breadth of product line. Many of our competitors have significant advantages over us such as far greater name recognition and financial resources than we have. At this time we do not represent a significant competitive presence in our industry.

Sales and Marketing

We market and sell our products through a network of our independent sales representatives located in Taiwan, Japan, China and California, our primary target markets. Our sales representatives are compensated on a draw plus commission basis. Arthur Liu, our CEO, is also actively involved in developing new sales contacts, as well as obtaining customer orders.

Customers

In the 2007 fiscal year, approximately 15.5% of our sales were made to customers outside the United States. We are currently delivering our micro-audio products to Quanta and have received commitments for future delivery of our micro-audio products to Quanta, Compal, NEC, Toshiba, Amtran, Epson, Mando, and Acer, although these companies are not legally obligated to honor these commitments and we can provide no assurance that we can complete sales to them. We believe that international sales will expand with the focus on micro devices and will represent an increasingly significant portion of our revenues in the future. A significant portion of our revenues has historically been attributed to a small number of customers and we expect that this may continue. During the fiscal year ended June 30, 2006, we made no sales outside the United States. None of our customers have continuing obligations to purchase products from us.

Intellectual Property and Proprietary Rights

We try to protect our intellectual property through existing laws and regulations and by contractual restrictions. We rely upon trademark, patent and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to help us protect our intellectual property.

We currently have twenty-nine issued US patents covering the design and technical innovations found in our audio products. The granting of any patent involves complex legal and factual questions. The scope of allowable claims is often uncertain. As a result, we cannot be sure that any patent application filed by us will result in a patent being issued, nor that any patents issued will afford adequate protection against competitors with similar technology, nor can we provide assurance that patents issued to us will not be infringed upon or designed around by others.

We also own seven trademarks. We believe that these trademarks significantly strengthen consumer awareness of the AuraSound brand.

Government Regulation

In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission, the Consumer Products Safety Commission and Underwriters’ Laboratories. Internationally, our products may be required to comply with regulations or standards established by authorities in the countries into which we sell our products, as well as various multinational or extranational bodies. The European Union, or EU, has issued a directive on the restriction of certain hazardous substances in electronic and electrical equipment, known as RoHs, and has enacted the Waste Electrical and Electronic Equipment directive, or WEEE, applicable to persons who import electrical or electronic equipment into Europe. Although neither of these directives is currently applicable to our products, both are expected to become effective and at that time they would apply to our products. We are currently implementing measures to comply with each of these directives as individual EU nations adopt their implementation guidelines. Although we believe our products are currently in compliance with domestic and international standards and regulations in countries to which we export, we can offer no assurances that our existing and future product offerings will remain compliant with evolving standards and regulations.

Property

We share office space with InSeat Solution, LLC, an entity under the control of our Chief Executive Officer and Chief Financial Officer, Arthur Liu, and have agreed to pay 40% of the rent commitment. We do not have a written lease or rental agreement with InSeat Solutions, LLC and we have no obligation in connection with our use of the premises other than the payment of rent. For the fiscal year ended June 30, 2007, this amount totaled approximately $5,932 for the period from June 7, 2007, the date of our acquisition of AuraSound, through June 30, 2007. For the twelve months ended June 30, 2008, we expect to pay approximately $71,179 in rent. InSeat Solutions currently leases approximately 21,355 square feet of office, warehouse and technical research and development space which is located at 11839 East Smith Avenue, Santa Fe Springs, California. The lease will expire on August 31, 2008.

Employees

As of November 20, 2007, we employed 7 full-time employees, of which one provides sales support, one is a technician, three are engineers, one is our controller and one is our Chief Executive Officer. We also employ various engineering design consultants from time-to-time on an as needed basis. None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

From time to time we may be involved in litigation relating to claims arising out of our operations in the normal course of our business. We are not currently parties to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial position.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling shareholders. We will receive approximately $22,550,000 if the warrant holders exercise, for cash, all of the warrants covering the shares included in this prospectus. We currently intend to use any proceeds received by us from the exercise of the warrants for working capital and general corporate purposes. We cannot estimate how many, if any, warrants may be exercised as a result of this offering.

We have agreed to pay all costs and fees relating to the registration of the common stock covered by this prospectus, except for any discounts, concessions, or commissions payable to underwriters, dealers, or agents incident to the offering of the shares covered by this prospectus. We anticipate that these expenses will be approximately $200,000.

CAPITALIZATION

The following table sets forth our estimated capitalization as of November 20, 2007.

Stockholders’ equity:

Common stock, $0.01 par value; 100,000,000 shares authorized, 28,071,972 shares outstanding	$280,720

Additional paid-in capital	$31,137,898

Total Capitalization	$31,418,618

SELLING SHAREHOLDERS

The following table sets forth information as of November 20, 2007, to our knowledge, about the beneficial ownership of our common stock by the selling shareholders both before and immediately after the offering. Actual ownership of the shares is subject to exercise of the warrants. Except as otherwise noted, we believe that the selling shareholders have sole voting and investment power with respect to all of the shares of common stock beneficially owned by them.

The percent of beneficial ownership for the selling shareholder is based on 28,071,972 shares of common stock outstanding as of November 20, 2007. Shares of common stock subject to warrants that are currently exercisable or exercisable within 60 days of November 20, 2007 are considered outstanding and beneficially owned by a selling stockholder who holds those warrants for the purpose of computing the percentage ownership of that selling stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder. Unless otherwise stated below, to our knowledge, none of the selling shareholders has had a material relationship with us other than as a shareholder at any time within the past three years or has ever been one of our officers or directors.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling shareholders. After the date of effectiveness, the selling shareholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock.

Information about the selling shareholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

	Shares Beneficially Owned Prior to The Offering			Shares Offered by this	Shares Beneficially Owned After the Offering(1)
Name of Selling Stockholder	Number		Percent(2)	Prospectus	Number	Percent(2)

Crescent International Ltd. (3) c/o Cantara (Switzerland) SA 84 Av. Louis-Casai CH-1216 Cointrin/Geneva Switzerland	600,000	(4)	2.1%	600,000	0	0%

Daniel A. Deikel Trust Declaration (5) 5354 Parkdale Drive, Suite 310 Minneapolis, MN 55416	50,000	(4)	*	50,000	0	0%

Gibson Living Trust (6) 2100 N. Fremont Blvd. Flagstaff, AZ 86001	50,000	(4)	*	50,000	0	0%

H.L. Severance Inc. Pension Plan Trust (7) H. Leigh Severance, Trustee 14282 E. Caley Avenue Aurora, CO 80016	200,000	(4)	*	200,000	0	0%

H.L. Severance Inc. Profit Sharing Plan and Trust (8) H. Leigh Severance, Trustee 14282 E. Caley Avenue Aurora, CO 80016	100,000	(4)	*	100,000	0	0%

Icon Capital Partners LP (9) 1050 Crown Pointe Parkway, Suite 200 Atlanta, GA 30338	150,000	(4)	*	150,000	0	0%

Premier RENN US Emerging Growth Fund Limited (10) 8080 N. Central Expressway, Suite 210, LB 59 Dallas, TX 75206	1,370,370	(4A)	4.7%	1,000,000	370,370	1.3%

Renaissance Capital Growth & Income Fund III, Inc. (11) 8080 N. Central Expressway, Suite 210, LB 59 Dallas, TX 75206	2,740,741	(4B)	9.2%	2,000,000	740,741	2.5%

Renaissance US Growth Investment Trust PLC (12) 8080 N. Central Expressway, Suite 210, LB 59 Dallas, TX 75206	5,481,481	(4C)	17.4%	4,000,000	1,481,481	4.7%

US Special Opportunities Trust PC (13) 8080 N. Central Expressway, Suite 210, LB 59 Dallas, TX 75206	2,740,741	(4D)	9.2%	2,000,000	740,741	2.5%

Vision Opportunity Master Fund, LTD (14) 20 W. 55 th Street, 5 th Floor New York, NY 10019	20,555,556	(4E)	50.0%	15,000,000	5,555,556	13.5%

Next Stage Investments, Inc. (15) 10880 Wilshire Boulevard, Suite 500 Los Angeles, California 90024	1,293,805		4.6%	1,048,805	245,000	* %

Synergy Business Consulting, LLC (16) 730 W Randolph, Suite 600 Chicago, IL 60661	800,000		2.8%	800,000	0	0%

Mapleridge Insurance Services (17) 114 Pacifica, Suite 130 Irvine, CA 92618	750,000	(18)	2.6%	750,000	0	0%

Westrec Properties, Inc. & Affiliated Companies 401(k) Plan (19) 16633 Ventura Blvd. Encino, CA 91436	750,000	(18)	2.6%	750,000	0	0%

Apex Investment Fund, Ltd. (20) The Penthouse Washington Mall I Church Street Hamilton, HM 11, Bermuda	750,000	(18)	2.6%	750,000	0	0%

Clearview Partners, LLC (21) 21015 Cactus Cliff San Antonio, TX 78258	750,000	(18)	2.6%	750,000	0	0%

YKA Partners, Ltd. (22) 157 Surfview Drive Pacific Palisades, CA 90272	200,000	(18)	*	200,000	0	0%

Brio Capital L.P. (23) 401 E. 34 th Street, Suite South 33C New York, NY 10016	300,000	(4)	1.1%	300,000	0	0%

Frank K. Liu 16960 Gale Avenue City of Industry, CA 91745	200,000	(4)	*	200,000	0	0%

Christopher Scott Wrolstad 1935 Alkire Street Golden, CO 80401	50,000	(4)	*	50,000	0	0%

Gregory John Eriger 29 Nunes Drive Novato, CA 94945	50,000	(4)	*	50,000	0	0%

Michael Langdon Conn 2182 Terraridge Drive Highlands Ranch, CO 80126	50,000	(4)	*	50,000	0	0%

TOTAL	39,982,694			30,848,805	9,133,889

•	* Less Than 1%

Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares of our common stock as to which a shareholder has sole or shared voting power or investment power, and also any shares of our common stock which the shareholder has the right to acquire within 60 days, including upon exercise of common stock purchase warrants. There were 28,071,972 shares of our common stock outstanding as of November 20, 2007.

(1)	Assumes the sale of all shares offered under this prospectus.

(2)	Percentage ownership is based on 28,071,972 shares of our common stock outstanding as of November 20, 2007.

(3)	Maxi Brezzi and Bachir Taleb-Ibrahimi, of Crescent International Ltd., have the control and power to vote and/or sell the securities held by Crescent International Ltd.

(4)
50% of such shares represent shares of our common stock issuable upon exercise of a five-year warrant at an exercise price of $1.50 per share issued in our private offering of units with an initial closing date of June 7, 2007.

(4A)
Includes 500,000 shares of our common stock issuable upon exercise of a five-year warrant at an exercise price of $1.50 per share issued in our private offering of units with an initial closing date of June 7, 2007 and 370,370 shares of our common stock underlying an option to purchase additional units in such private offering at a price of $1.35 per unit.

(4B)
Includes 1,000,000 shares of our common stock issuable upon exercise of a five-year warrant at an exercise price of $1.50 per share issued in our private offering of units with an initial closing date of June 7, 2007 and 740,741 shares of our common stock underlying an option to purchase additional units in such private offering at a price of $1.35 per unit.

(4C)
Includes 2,000,000 shares of our common stock issuable upon exercise of a five-year warrant at an exercise price of $1.50 per share issued in our private offering of units with an initial closing date of June 7, 2007 and 481,481 shares of our common stock underlying an option to purchase additional units in such private offering at a price of $1.35 per unit.

(4D)
Includes 1,000,000 shares of our common stock issuable upon exercise of a five-year warrant at an exercise price of $1.50 per share issued in our private offering of units with an initial closing date of June 7, 2007 and 740,741 shares of our common stock underlying an option to purchase additional units in such private offering at a price of $1.35 per unit.

(4E)
Includes 7,500,000 shares of our common stock issuable upon exercise of a five-year warrant at an exercise price of $1.50 per share issued in our private offering of units with an initial closing date of June 7, 2007 and 5,555,556 shares of our common stock underlying an option to purchase additional units in such private offering at a price of $1.35 per unit.

(5)	Daniel A. Deikel, the Trustee of the Daniel A. Deikel Trust Declaration, has the control and power to vote and/or sell the securities held by Daniel A. Deikel Trust Declaration.

(6)	James Gibson, the Trustee of the Gibson Living Trust, has the control and power to vote and/or sell the securities held by Gibson Living Trust.

(7)	H. Leigh Severance, the Trustee of H.L. Severance Inc. Pension Plan Trust, has the control and power to vote and/or sell the securities held by H.L. Severance Inc. Pension Plan Trust.

(8)
H. Leigh Severance, the Trustee of H.L. Severance Inc. Profit Sharing Plan and Trust, has the control and power to vote and/or sell the securities held by H.L. Severance Inc. Profit Sharing Plan and Trust.

(9)	Adam Caribi, the General Partner of Icon Capital Partners LP, has the control and power to vote and/or sell the securities held by Icon Capital Partners LP.

(10)	Russell Cleveland, the Director of Premier RENN US Emerging Growth Fund Limited, has the control and power to vote and/or sell the securities held by Premier RENN US Emerging Growth Fund Limited.

(11)
Russell Cleveland, the Director of Renaissance Capital Growth & Income Fund III, Inc., has the control and power to vote and/or sell the securities held by Renaissance Capital Growth & Income Fund III, Inc.

(12)	Russell Cleveland, the Director of Renaissance US Growth Investment Trust PLC, has the control and power to vote and/or sell the securities held by Renaissance US Growth Investment Trust PLC.

(13)	Russell Cleveland, the Director of US Special Opportunities Trust PC, has the control and power to vote and/or sell the securities held by US Special Opportunities Trust PC.

(14)	Adam Benowitz, the Portfolio Manager of Vision Opportunity Master Fund, LTD, has the control and power to vote and/or sell the securities held by Vision Opportunity Master Fund, LTD.

(15)
Nathan Johnson, the President of Next Stage Investments, Inc., an affiliate of GP Group, LLC, the placement   agent for our private placement offering of units with an initial closing date of June 7, 2007, has the control and power to vote and/or sell the securities held by Next Stage Investments, Inc. The selling stockholder is an affiliate of a broker-dealer. At the time of acquiring the securities, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

(16)
Bartly J. Loethen, the President of Synergy Business Consulting, LLC, has the control and power to vote and/or sell the securities held by Synergy Business Consulting, LLC. Synergy Business Consulting, LLC was our former majority stockholder and Bartly J. Loethen was our former sole officer and director.

(17)	A.J. Meade, the President of Mapleridge Insurance Services, has the control and power to vote and/or sell the securities held by Mapleridge Insurance Services.

(18)	Represents shares of our common stock issuable upon exercise of a five-year warrant at an exercise price of $1.00 per share issued in connection with a bridge loan.

(19)	Michael Sachs, the Trustee of Westrec Properties, Inc & Affiliated Companies 401(k) Plan, (“Westrec”) has the control and power to vote and/or sell the securities held by Westrec.

(20)	Susan Fairhurst, the Director of Apex Investment Fund, Ltd., has the control and power to vote and/or sell the securities held by Apex Investment Fund, Ltd.

(21)	John Linton, the Managing Director of Clearview Partners, LLC, has the control and power to vote and/or sell the securities held by Clearview Partners, LLC.

(22)	Kenneth Aldrich, the Managing Director of YKA Partners Ltd., has the control and power to vote and/or sell the securities held by YKA Partners Ltd.

(23)	Shaye Hirsch, the Manager of the General Partner of Brio Capital L.P., has the control and power to vote and/or sell the securities held by Brio Capital L.P.

PLAN OF DISTRIBUTION

The selling shareholders or any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at prevailing market prices or privately negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Conduct Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Notwithstanding the foregoing, shares of common stock issued to those selling shareholders who, as indicated in the table above, received such shares as part of compensation pursuant to a placement agency agreement between us and such selling shareholders are restricted in accordance with Rule 2710(g)(1) of the NASD Conduct Rules. Accordingly, those selling shareholders shall not directly or indirectly offer, sell, agree to offer or sell, transfer, assign, pledge, hypothecate or subject to hedging, short sale, derivative, put or call transaction such shares for a period of 180 days after the effective date of this registration statement.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such brokers-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of our common stock. In no event shall any broker-dealer receive compensation which, in the aggregate, would exceed eight percent (8%). We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholders may be deemed to be an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling shareholders.

We agreed to use our reasonable best efforts to keep this prospectus effective for a period of 24 months following the closing date of our private placement of units on June 7, 2007.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of November 20, 2007.

Directors serve until the next annual meeting of the shareholders, until their successors are elected or appointed and qualified, or until their prior resignation or removal. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Name	Age	Year Became an Executive Officer or Director	Position(s)
Arthur Liu	67	2007	Chairman of the Board, Chief Executive Officer and Chief Financial Officer

Amy Liu	31	2007	Director

Donald North	33	2007	Vice President of Engineering

There are no material proceedings known to us to which any of our directors, officers or affiliates, or any owner of record or beneficially of more than 5% of any class of our voting securities, or any affiliate of such persons is a party adverse to us or has a material interest adverse to our interests. None of our directors received any additional compensation for his or her services as a director. The following brief biographies contain information about our directors and our executive officers. The information includes each person’s principal occupation and business experience for at least the past five years. This information has been furnished to us by the individuals named. There are no family relationships known to us between the directors and executive officers other than as indicated below. We do not know of any legal proceedings that are material to the evaluation of the ability or integrity of any of the directors or executive officers.

Arthur Liu, Chairman of the Board, Chief Executive Officer and Chief Financial Officer - Mr. Liu became our Chairman of the Board on July 4, 2007 and our Chief Executive Officer and Chief Financial Officer on June 7, 2007 in connection with our acquisition of AuraSound. Mr. Liu has served as the Chairman of AuraSound’s board of directors and as its Chief Executive Officer since 1999. Mr. Liu moved to the U.S. in 1991 and subsequently purchased and developed three companies: AuraSound, Alaris, a company engaged in developing computer video technologies, and InSeat Solutions, a company that develops and manufactures massage and heat components for chairs and sofas. Mr. Liu is currently operating AuraSound and InSeat and has since sold Alaris. Prior to moving to U.S., Mr. Liu jointly purchased Universal Appliance Limited, a Hong Kong-based company where he served as the owner and general manager. Mr. Liu took the company public in 1987 and sold his shares in 1990. Prior to his purchase of Universal Appliance Limited, Mr. Liu served as the Director of Engineering at an electronics company in Hong Kong. Mr. Liu began his career as a mechanical engineer at an automotive and electronics company in Taiwan. Mr. Liu is a graduate of the Navy Academy in Taiwan where he majored in mechanical engineering. Mr. Liu is Amy Liu’s father. See “Certain Relationships and Related Party Transactions.”

Amy Liu, Director - Ms. Liu became a member of our board of directors on July 4, 2007 in connection with our acquisition of AuraSound . Ms. Liu is a Senior Art Director at BLT & Associates in Los Angeles, California, a creative design agency where she oversees marketing projects for clients such as Paramount, Sony Pictures, Warner Bros and Universal. Ms. Liu graduated from the Art Center College of Design in Pasadena, California in 2000. Ms. Liu is the daughter of Arthur Liu.

Donald North, Vice President of Engineering - Mr. North became our Vice President of Engineering on June 7, 2007 in connection with our acquisition of AuraSound . Mr. North has served as AuraSound’s Engineering Director since 2005. Prior to his current position at AuraSound, Mr. North was a Loudspeaker Design Engineer at Harman International from 1999 to 2000 and served as a Transducer Engineer at AuraSound from 1995 to 1999. Mr. North began his career as an engineer for Boston Acoustics in 1995. Mr. North is the inventor of the patented Whisper transducer and has served as the lead project engineer and project manager for the R&D teams responsible for the creation of several AuraSound product lines including the Mobile Reference series of woofers and Monster Cable’s M Design series of home theater loudspeakers. Mr. North graduated from California Institute of Technology in 1994 with a B.S. in Engineering and Applied Science.

Board Composition

Our board of directors presently consists of two persons, our executive officer and his daughter. While our common stock is not traded on any exchange, we have used Section 121A of the Rules of the American Stock Exchange to determine if our directors are “independent.” Using the definition of “independent” as set forth in Section 121A, we have determined that none of our directors is an “independent director”. We have also determined that neither of our directors has the qualifications necessary to be deemed an audit committee financial expert.

We do not have specific minimum qualifications that a person must meet in order to serve on our board of directors. We seek out individuals who would be able to guide our operations based on a number of traits including, but not limited to, business experience, knowledge of our industry, education and familiarity with operating a public company. To date, we have not paid any third parties to assist us in finding suitable candidates to serve as directors. We have not received a director-nominee recommendation from any stockholder, other than Bartly J. Loethen, who controls one of our minority stockholders, our former sole officer and director.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Board Committees

We do not currently have a compensation committee, audit committee, or nominating and corporate governance committee. The functions customarily delegated to these committees have been performed by the board of directors.

EXECUTIVE COMPENSATION

The following table sets forth certain summary information with respect to the compensation paid to the named executive reflecting total compensation paid before our acquisition of AuraSound on June 7, 2007 for the fiscal year ended June 30, 2007.

SUMMARY COMPENSATION TABLE

Summary Compensation Table
Name and principal position	Year	Salary ($)	Bonus($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen -sation ($)	Nonquali-fied Deferred Compen-sation Earnings ($)	All Other Compen- sation(2) ($)	Total ($)
Arthur Liu Chief Executive Officer and Chief Financial Officer	2007	$13,846	0	0	0	0	0	0	$13,846

We do not have any annuity, retirement, pension or deferred compensation plan or other arrangements under which any executive officers are entitled to participate without similar participation by other employees.

Employment Agreements

We have no employment agreements with any of our executive officers. In addition, there have been no options granted to any executive officer.

Board Compensation

Our directors do not currently receive compensation for their services as directors, but are reimbursed for expenses incurred in attending board meetings. In addition, there have been no options granted to any director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as to our shares of common stock beneficially owned as of November 20, 2007 by: (i) each person known by us to be the beneficial owner of more than five percent of our outstanding common stock, (ii) each of our directors, (iii) each of our executive officers and (iv) all of our directors and executive officers as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. Unless otherwise indicated, to our knowledge, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock. Common stock beneficially owned and percentage ownership are based on 28,071,972 shares outstanding.

Name and Address of Beneficial Owner(1)(2)	Amount of Common Stock Beneficially Owned(1)		Percentage of Common Stock Beneficially Owned(1)
Arthur Liu (3)	14,838,639		49.9%
Amy Liu	-0-		0%
Vision Opportunity Master Fund, LTD 20 W. 55 th Street, 5 th Floor New York, NY 10019	20,555,556	(4)	50.0%
Renaissance US Growth Investment Trust PLC, 8080 N. Central Expressway, Suite 210, , LB 59, Dallas, TX 75206	5,481,481	(5)	17.4%
Funds to which RENN Capital Group serves as an investment advisor (which includes Renaissance US Growth Investment Trust PLC), 8080 N. Central Expressway, Suite 210, LB 59 Dallas, TX 75206	12,333,333	(6)	34.3%
All Directors and Officers as a group (2 persons)	11,505,305		49.9%

(1)
Information in this table regarding directors and executive officers is based on information provided by them. Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the directors and executive officers has sole voting and/or investment power with respect to such shares.

(2)	All addresses are c/o Hemcure, Inc., 11839 East Smith Avenue, Santa Fe Springs, CA 90670, unless otherwise indicated .

(3)
Consists of 11,505,305 shares held by Mr. Liu. Also includes 1,666,667 shares and 1,666,667 shares of our common stock issuable upon exercise of a five-year warrant at an exercise price of $1.50 per share which are held by InSeat Solutions LLC, an entity under the control of Mr. Liu. All of our securities owned by Arthur Liu are subject to a two-year lock-up commencing on the effectiveness of this registration statement of which this prospectus is a part, except with respect to charitable gifts or for estate planning purposes, without the written consent of investors who purchased at least 60% of the units issued in our private offering that initially closed on June 7, 2007.

(4)
Vision Opportunity Master Fund, LTD acquired these securities pursuant to our private placement on June 7, 2007. Includes 7,500,000 shares of our common stock issuable upon exercise of a five-year warrant at an exercise price of $1.50 per share and an option to purchase 5,555,556 additional units of our securities at a price of $1.35 per unit, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $1.50 per share.

(5)
Includes 2,000,000 shares of our Common Stock directly owned, (ii) 2,000,000 shares of our Common Stock issuable upon exercise of five-year warrants, at an exercise price of $1.50 per share, and (iii) an option to purchase up to an additional 740,741 units of our securities at a price of $1.35 per unit, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $1.50 per share. Russell Cleveland, Director of Renaissance US Growth Investment Trust PLC, is deemed to have sole voting and dispositive power over these securities. RENN Capital Group serves as investment advisor to Renaissance US Growth Investment Trust PLC. These securities are also included in the information included in this table relating to the security ownership of funds to which RENN Capital Group is an investment advisor.

(6)
Funds to which RENN Capital Group is an investment advisor acquired these securities pursuant to our private placement on June 7, 2007. The acquisitions were made as follows: (i) each of Renaissance Capital Growth & Income Fund III Inc. and BFS US Special Opportunities Trust PLC own 1,000,000 shares of our common stock, a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $1.50 per share, a right to purchase 370,370 shares of our common stock at a purchase price of $1.35 per share and, if the right to purchase is exercised, the right to exercise a warrant to purchase an additional 370,370 shares of our common stock at a purchase price of $1.50 per share and (ii) Renaissance US Growth Investment Trust PLC owns 1,000,000 shares of our common stock, a warrant to purchase 2,000,000 shares of our common stock at an exercise price of $1.50 per share, a right to purchase 740,741 shares of our common stock at a purchase price of $1.35 per share and, if the right to purchase is exercised, the right to exercise a warrant to purchase 740,741 shares of our common stock at a purchase price of $1.50 per share. In all cases the warrant to purchase shares of our common stock expires on June 7, 2012, the right to purchase shares of our common stock expires on June 7, 2008 and, if the right to purchase shares of our common stock is exercised, the warrant associated with the right to purchase will expire five years from the date the right to purchase is exercised. RENN Capital Group disclaims ownership of these securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Hemcure, Inc.

The following discussion should be read in conjunction with the information contained in our financial statements and the Notes thereto appearing elsewhere herein.

Results of Operations

Before June 7, 2007, we did not engage in any operations and we were dedicated to locating and consummating an acquisition, including the requisite fund raising efforts. On June 7, 2007, we completed a $12.9 million private placement of units and acquired AuraSound in a stock acquisition. We issued 11,505,305 shares of our common stock, valued at $1.00 per share, to the stockholders of AuraSound. The acquisition has been accounted for as a purchase in accordance with FAS 141 and the financial statements included herein only include the operations of AuraSound for the period that began on June 7, 2007 and ended on June 30, 2007.

The information contained in this section should be read in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus under the captions "Risk Factors," and "Business”.

Overview

We are a southern California based developer, manufacturer and marketer of premium audio products. Since our business began in 1987, we have focused on the development of innovative and revolutionary magnetic speaker motor designs to deliver high-end audio products to the OEM, home and professional audio markets. We have developed a proprietary portfolio of unique audio speaker technologies as a result of this emphasis on research and development, which we believe has led to strong brand recognition among audiophiles, sound engineers, electronics manufacturers and premium audio manufacturers.

During the last two years, our company has focused its research and development efforts on the development of new product lines for the micro-audio market. Specifically, we have developed miniaturized speakers that our tests indicate will deliver sound quality to devices such as laptop computers, flat-panel TVs, display screens, and mobile phones which we believe to be superior to the speakers currently utilized by such devices. Our micro-audio products have been tested and approved by NEC, Quanta, Compal, Toshiba, Amtran, Epson and Acer, with NEC and Quanta already designing our speakers into their new products. We believe that the market for micro-audio products is significant and we expect continued rapid growth as devices such as mobile telephones, computers, televisions and personal digital assistants continue growing. We expect that micro-audio revenue will soon exceed revenue from our premium audio products, however, we intend to continue making our premium speakers in addition to our micro-audio speakers for the foreseeable future.

While most of the research and development is done in Santa Fe Springs, California, in the past our products have been manufactured in a 120,000 square foot manufacturing facility in Dongguan China under a long-term relationship with Granford Holdings Limited. Due to quality issues that we are attempting to resolve, we have established an alternative vendor who began producing our audio products during October 2007.

Our sales are made primarily on an OEM basis to manufacturers of high end speakers and sound systems. During the fiscal year ended June 30, 2007, approximately 15.5% of our net sales were made to customers outside the United States. We believe that international sales will continue to represent a significant portion of our revenues.

On June 7, 2007, in order to provide the resources necessary for the ramp-up of production of our micro-audio products to meet demand, we completed a securities offering of $12.9 million. The net proceeds from this offering were approximately $11.5 million and we will use these funds primarily for the purchase of inventory, repayment of certain debt and for working capital. Concurrent with the closing of the securities offering, we obtained a $10.0 million one-year accounts receivable credit facility and a one year $2.0 million letter of credit facility with Bank SinoPac in order to insure resource availability.

General

Net sales are comprised of gross sales less returns and cash discounts. Our operating results are seasonal, with a greater percentage of net sales being earned in the third and fourth quarters of our fiscal year due to the fall and winter selling seasons.

Cost of goods sold consists primarily of material costs, direct labor, direct overhead, inbound freight and duty costs, warranty costs, sales commission and a reserve for inventory obsolescence.

Research and development costs consist primarily of costs related to new product commercialization including product research, development and testing.

Our selling, general and administrative expenses consist primarily of non-marketing payroll and related costs and corporate infrastructure costs.

Results of Operations

Three Months Ended September 30, 2007 compared to the Three Months Ended September 30, 2006

Revenue

Revenue increased by $763,800 from no sales in the prior three month period. The sales for the current period represent the sales of audio sound speakers and equipment by AuraSound. During the prior year period, we did not engage in any operations as we were dedicated to locating and consummating an acquisition, including the requisite fund raising efforts.

Gross Profit (Loss)

Cost of sales for the three months ended September 2007 was $886,830, which resulted in a gross loss for the current quarter of $(123,030). This loss was indicative of the incremental costs necessary to ramp up production of audio speakers and other equipment and re-establish disciplined quality assurance after an extensive period during which very little product was manufactured.

Research and Development Expenses

Research and development expenses for the current quarter totaled $305,477 during the current period and consisted primarily of salaries and related expenses associated with designing and testing new speaker designs for new applications and redesigning old speaker designs for new customers and applications.

General and Administrative Expenses

General and administrative expenses for the current quarter increased by $1,074,052 to $1,080,910. This increase was attributable to the administrative costs of AuraSound for the three month period. These costs were made up primarily of amortization of intangible assets related to the acquisition of AuraSound, Inc. and salaries and related expenses. It is expected that the cost of regulatory compliance as a public company will result in further increases in the cost of administration, in addition to the expected incremental costs related to volumetric increases in the manufacturing and sale of audio speakers and other equipment.

Prepaid Expenses Written Off

Grandford Holdings Ltd. accounted for 96% of our purchases during the year ended June 30, 2007. As of September 30, 2007, we had made advance payments totaling $4,228,038 to Grandford Holdings Ltd. for tools, jigs, molds and raw materials relating to products being manufactured for us, of which $820,155 was related to products actually shipped to our customers during the period June through September 2007. During September 2007, we determined that there were significant performance issues with Grandford Holdings Ltd. which we are attempting to resolve. As an interim solution, we have established an alternative vendor who began producing our audio products during October 2007. Due to the questionable nature of a continuing relationship with Grandford Holdings Ltd., we expensed $3,066,477 of the advanced payments as of June 30, 2007 and the balance of $341,406 during the three month period ended September 30, 2007. We will recognize any future benefits when they are realized. The general manager of Grandford Holdings Ltd. is David Liu, son of Arthur Liu, our Chief Executive Officer and a director.

Interest Expense

Interest expense totaled $58,465 in the quarter ended September 30, 2007. Current interest charges relate primarily to notes payable to InSeat Solutions LLC, a company owned by our President and Chief Executive Officer, which amounted to $2,118,907 as of September 30, 2007.

Income Taxes

We have significant income tax net operating loss carry forwards; however, due to the uncertainty of the realizability of the deferred tax asset, a reserve equal to the amount of deferred tax benefit has been established as of September 30, 2007. Accordingly, no income tax benefit is being reflected for the period then ended.

Net Loss

As a result of the above, there was a net loss for the three month period ended September 30, 2007 of $1,969,288 compared to a net loss of $6,858 during the same prior year period.

Liquidity and Capital Resources

As of September 30, 2007, our current assets exceeded our current liabilities by $363,472 compared to a deficit of $7,415 for the prior year. In June 2007 in order to ramp-up production with Grandford Holdings Ltd., formerly our primary supplier, we established a temporary prepayment practice which was intended to transition to thirty day terms over a six month period. As of September 30, 2007, we had made advance payments totaling $4,228,038 to Grandford Holdings Ltd. for tools, jigs, molds and raw materials relating to products being manufactured for us, of which $820,155 was related to products actually shipped to our customers during the period June through September 2007. During September 2007, we determined that there were significant performance issues with Grandford Holdings Ltd. which we are attempting to resolve. As an interim solution, we have established an alternative vendor who began producing our audio products during October 2007. Due to the questionable nature of a continuing relationship with Grandford Holdings Ltd., we expensed $3,066,477 of the advanced payments as of June 30, 2007 and the balance of $341,406 during the quarter ended September 30, 2007. We will recognize any future benefits when they are realized. The general manager of Grandford Holdings Ltd. is David Liu, son of Arthur Liu, our Chief Executive Officer and a director. In spite of the performance issues presented by Grandford Holdings Ltd., we intend to continue to focus on the issues required for us to meet the demands of our customers such as quality, processing times, availability of raw materials and timely delivery. We expect that the short-term impact of the problems with Grandford Holdings, Ltd. on our earnings and cash flow will be to defer profitability and positive cash flows. We believe, however, that by taking the time to establish multiple suppliers now, the longer term benefits will be more stability in the production cycle, more timely deliveries and more leverage to meet the needs of our customers.

Net cash used in operating activities during the quarter ended September 30, 2007 was $1,580,969 compared to net cash provided of $10,334 during the same prior year period. This was due primarily to the administrative expenses of AuraSound and the write off of the prepayments to Grandford Holdings Ltd.

Cash used in investing activities for the quarter ending September 30, 2007 was $16,285 and consisted primarily of advances from our restricted deposit account.

Cash provided by financing activities for the quarter ending September 30, 2007 totaled $92,884 for the current year period compared to cash provided from financing activities of $7,796 in the comparable prior year period.  Cash provided of $1,300,000 from our certificate of deposit was mostly offset by the cash used to repay notes to third parties and also to repay a portion of the notes due to an affiliated company owned by our Chief Executive Officer.

We had net operating loss carry-forwards of approximately $1,742,415 as of September 30, 2007, which will expire in various amounts through the year 2027. Based upon historical operating results, management has determined that it cannot conclude that it is more likely than not that the deferred tax is realizable. Accordingly, a 100% valuation reserve allowance has been provided against the deferred tax benefit asset.

In September 2007, we executed a $10.0 million one-year accounts receivable credit facility and a one year $2.0 million fixed deposit credit facility with Bank SinoPac in order to insure resource availability. We believe that the new credit facility will be sufficient to bridge temporary cash flow shortfalls which may occur from time to time. While the long-term prognosis is for steadily decreasing costs and improving cash flows, there can be no guarantees that internally generated cash flow and the existing credit facility will be sufficient to meet our working capital requirements for the 2008 fiscal year. As of September 30, 2007, we had not drawn any advances under the revolving credit facility of $10.0 million, however we drew advances of $1.3 million from the $2.0 million deposit facility. As of September 30, 2007, the Company was in compliance with all covenants pertaining to the senior credit facility.

Management believes that future production and expansion of product lines will need to be funded by a combination of internally generated cash flows and externally by some combination of bridge financing, private placement(s), short-term bridge financing, or by some other form of cash infusion depending on the timing.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special purpose entities.

Going Concern Status

Our financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the years ended June 30, 2007 and 2006, we incurred losses of $3,809,260 and $33,209, respectively. We had an accumulated deficit of $6,570,108 as of June 30, 2007. $3,066,477 of the total loss incurred of $3,809,260 related to expense incurred in connection with advances made to Grandford Holdings Ltd., our primary supplier. During the quarters ended September 30, 2007 and 2006, we incurred losses of $1,969,288 and $6,858, respectively. $341,406 of the total loss incurred during the quarter related to the write-off of advances made to Grandford Holdings Ltd. There is no certainty we can adequately replace this source of supply.

If we are unable to generate profits and unable to continue to obtain financing for our working capital requirements, we may have to curtail our business sharply or cease business altogether.

Fiscal year ending June 30, 2007 as compared to fiscal year ending June 30, 2006

Revenue

Revenue increased by $208,988 from no sales in the prior year period. The sales for the current period represent the sales of audio sound speakers and equipment by AuraSound for the period from June 7, 2007, the date of acquisition, through June 30, 2007. During the prior year period, we did not engage in any operations and were dedicated to locating and consummating an acquisition, including the requisite fund raising efforts.

Gross Profit (Loss)

The gross loss for the current year period was $(98,520). This loss was indicative of the incremental costs necessary to ramp up production of audio speakers and other equipment and re-establish disciplined quality assurance after a six month period during which very little product was manufactured.

Research and Development Expenses

Research and development expenses for the current year period were $51,699 and consisted primarily of designing and testing new speaker designs for new applications and redesigning old speaker designs for new customers and applications.

General and Administrative Expenses

General and administrative expenses for fiscal year 2007 increased by $553,549 to $565,123. This increase primarily resulted from the impact of the issuance of common shares for services during the current year and the administrative costs of AuraSound from June 7, 2007, the date of acquisition, through June 30, 2007. It is expected that the cost of regulatory compliance as a public company will result in further increases in the cost of administration, in addition to the expected incremental costs related to volumetric increases in the manufacturing and sale of audio speakers and other equipment.

Prepaid Expenses Written Off

Grandford Holdings Ltd. accounted for 96% of our purchases during the year ended June 30, 2007. As of June 30, 2007, we had made advance payments totaling $3,066,476 to Grandford Holdings Ltd. for tools, jigs, molds and raw materials relating to products being manufactured for us. During September 2007, we determined that there were significant performance issues with Grandford Holdings Ltd. which we are attempting to resolve. As an interim solution, we have established an alternative vendor who began producing our audio products in October 2007. Due to the questionable nature of a continuing relationship with Grandford Holdings Ltd., we have expensed the $3,066,476 advance payments and will recognize any future benefits when they are realized. The general manager of Grandford Holdings Ltd. is David Liu, son of Arthur Liu, our Chief Executive Officer and a director.

Interest Expense

Interest expense increased by $5,807 in fiscal 2007. All of our pre-existing debt was extinguished in May 2006. Current interest charges relate to notes payable to six lenders totaling $688,000 and notes payable to InSeat Solutions LLC, a company owned by our president and chief executive officer, which amounted to $2,544,601 as of June 30, 2007. The interest on this indebtedness is only for the period beginning June 7, 2007, the date of acquisition, through June 30, 2007.

Income Taxes

We have significant income tax net operating loss carry forwards; however, due to the uncertainty of the realizability of the deferred tax asset, a reserve equal to the amount of deferred tax benefit has been established as of June 30, 2007. Accordingly, no income tax benefit is being reflected for the period then ended.

Net Income

As a result of the above, there was a net loss for the fiscal year ended June 30, 2007 of $3,809,260 compared to a net loss of $33,209 in fiscal year 2006.

Liquidity and Capital Resources

Our cash requirements are principally for working capital. Our need for working capital is seasonal, with the greatest requirements from July through the end of November each year as a result of our inventory build-up during this period for our fall and winter selling seasons.

As of June 30, 2007, our current assets exceeded our current liabilities by $2,324,437 compared to a deficit of $557 for the prior year. On June 7, 2007, we completed a $12.9 million private placement of our securities from which we received net proceeds of approximately $11.4 million. We used a portion of these funds to pay certain liabilities and bridge loans that had been incurred by AuraSound. The payment of these obligations was a condition to our acquisition of AuraSound. At the close of the acquisition, $2,606,637 was paid to certain bridge lenders, $700,000 was paid toward related party notes, and $400,000 was paid to one of our stockholders for services rendered in conjunction with the acquisition. In addition, in order to ramp-up production with our primary supplier, Grandford Holdings, Ltd., we established a temporary prepayment practice which was intended to transition to thirty day terms over a six month period. As of June 30, 2007, we had made advance payments totaling $3,066,477 to Grandford Holdings, Ltd. for tools, jigs, molds and raw materials relating to products being manufactured for us. During September 2007, we determined that there were significant performance issues with Grandford Holdings Ltd. which we are attempting to resolve. As an interim solution, we have established an alternative vendor who began producing our audio products during October 2007. Due to the questionable nature of a continuing relationship with Grandford Holdings Ltd., we have expensed the $3,066,477 advance payments and will recognize any future benefits when they are realized. The general manager of Grandford Holdings Ltd. is David Liu, son of Arthur Liu, our Chief Executive Officer and a director. With a continuation of our strategic focus on rapid growth, the short-term impact on our earnings and cash flow will be to defer profitability and positive cash flows. We believe, however, that the timing is right for the technological advantages of the speaker systems designed and sold by AuraSound and that the longer term benefits of becoming a major force in providing miniature speakers for computers, cell phones and other electronic devices will deliver lasting value to our shareholders.

Net cash used in operating activities during the fiscal year ended June 30, 2007 was $3,882,545 compared to $16,017 during the same prior year period. This was due primarily to the write off of the prepayments to our primary supplier which were directed at ramping up production from that supplier.

Cash flows used in investing activities for the fiscal year ending June 30, 2007 was $2,400,000 and consisted of a $2,000,000 restricted deposit related to our credit facility at Bank SinoPac and a $400,000 payment made to one of our stockholders in exchange for services rendered in connection with the acquisition of AuraSound.

Cash flow provided by financing activities for the fiscal year ending June 30, 2007 totaled $7,892,997 compared to $7,796 in the comparable prior year period. The cash provided was primarily the result of the private placement which was completed on June 7, 2007, partially offset by various repayments of obligations of AuraSound. We had net operating loss carry-forwards of approximately $692,481 as of June 30, 2007, which will expire in various amounts through the year 2027. Based upon historical operating results, management has determined that it cannot conclude that it is more likely than not that the deferred tax is realizable. Accordingly, a 100% valuation reserve allowance has been provided against the deferred tax benefit asset. In June 2007, we executed a $10.0 million one-year accounts receivable credit facility and a one year $2.0 million fixed deposit credit facility with Bank SinoPac in order to insure resource availability. We believe that the new credit facility will be sufficient to bridge temporary cash flow shortfalls which may occur from time to time. While the long-term prognosis is for steadily decreasing costs and improving cash flows, there can be no guarantees that internally generated cash flow and the existing credit facility will be sufficient to meet our working capital requirements for fiscal 2008. As of November 20, 2007, we had not drawn any advances under the revolving credit facility of $10.0 million but we had drawn down $1.5 million from the $2.0 million deposit facility. Any significant expansion or acquisition beyond what is currently budgeted will need to be funded by a combination of internally generated cash flows, short-term bridge financing, or by some other form of cash infusion depending on the timing.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

We believe that our cash flows from operations and the net proceeds from the offering which had an initial closing on June 7, 2007 will be adequate to meet our near-term liquidity needs and capital expenditure requirements. However, the rapid growth expected by management may result in negative cash flow and may require additional financing over the longer term. Any such financing could take the form of short-term debt, long-term or an equity offering, depending on the timing.

Our ability to access sources of liquidity may be negatively impacted by a decrease in demand for our products as well as the other factors described in "Risk Factors."

Notes Payable

As of June 30, 2007, long term notes payable totaled $2,544,601 and consists of notes to an entity under the control of Mr. Arthur Liu, our Chief Executive Officer and a director, bearing interest at 8% per annum, with principal and interest due on March 31, 2009.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special purpose entities.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses.   On an ongoing basis, management evaluates its estimates and judgment, including those related to revenue recognition, accrued expenses, financing operations and contingencies and litigation. Management bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements are set forth in Note 1 to our audited financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposits and all highly liquid debt instruments with original maturity of three months or less.

Accounts Receivable

We maintain an allowance for uncollectible accounts receivable to estimate the risk of extending credit to customers and distributors. The allowance is estimated based on the customer or distributor's compliance with our credit terms, the financial condition of the customer or distributor and collection history where applicable. Additional allowances could be required if the financial condition of our customers or distributors were to be impaired beyond our estimates. As of June 30, 2007, the allowance for doubtful accounts amounted to $159,694.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market.

Property, Plant, and Equipment

Property, plant, and equipment, including leasehold improvements, are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings	40 years

Machinery and equipment	5 to 10 years

Furniture and fixtures	7 years

Improvements to leased property are amortized over the lesser of the life of the lease or the life of the improvements. Amortization expense on assets acquired under capital leases is included with depreciation and amortization expense on owned assets. We did not have any property, plant and equipment as of June 30, 2007 and 2006, as we utilize the facility owned by a related party.

Maintenance and minor replacements are charged to expense as incurred. Gains and losses on disposals are included in the results of operations.

Revenue Recognition

Our revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations exist and collectibility is reasonably assured.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, our legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed

Basic and diluted net loss per share

In accordance with SFAS No. 128, “Earnings Per Share,” the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. At June 30, 2007 we had 16,145,000 potentially dilutive warrant shares outstanding and 8,888,888 potentially dilutive options outstanding.

Stock-based compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for stock-based compensation. We have elected to use the intrinsic value based method and have disclosed the pro forma effect of using the fair value based method to account for our stock-based compensation issued to employees. For options granted to employees where the exercise price is less than the fair value of the stock at the date of grant, we recognize an expense in accordance with APB 25.

For non-employee stock based compensation we recognize an expense in accordance with SFAS No. 123 and value the equity securities based on the fair value of the security on the date of grant or the value of services, whichever is more determinable. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R was effective beginning in our second quarter of fiscal 2006. FAS No. 123R is effective beginning in our first quarter of fiscal year ended June 30, 2007. We do not expect the adoption of FAS No. 123R to have a material impact on our financial position, results of operations or cash flows.

New Accounting Pronouncements

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48)”. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This statement is effective for fiscal years beginning after December 15, 2006. Management is currently in the process of evaluating the expected effect of FIN 48 on our results of operations and financial position.

In September 2006, FASB issued SFAS 157 ‘Fair Value Measurements’. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ This statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

*	A brief description of the provisions of this statement

*	The date that adoption is required

*	The date the employer plans to adopt the recognition provisions of this statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management is currently evaluating the effect of this pronouncement on financial statements.

In February of 2007 the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

In March 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on issue number 06-10, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements,” (“EITF 06-10”). EITF 06-10 provides guidance to help companies determine whether a liability for the postretirement benefit associated with a collateral assignment split-dollar life insurance arrangement should be recorded in accordance with either SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (if, in substance, a postretirement benefit plan exists), or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract). EITF 06-10 also provides guidance on how a company should recognize and measure the asset in a collateral assignment split-dollar life insurance contract. EITF 06-10 is effective for fiscal years beginning after December 15, 2007, though early adoption is permitted. The management is currently evaluating the effect of this pronouncement on financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rates

We are exposed to market risks relating to changes in interest rates because our credit facilities from Bank SinoPac. We currently do not engage in any interest rate hedging activity and have no intention of doing so in the foreseeable future.

Foreign Exchange

During the month of June 2007, approximately 15.5% of our sales were international. The reporting currency for our financial statements is the U.S. Dollar. To date, we have not been impacted materially by changes in exchange rates and do not expect to be impacted materially for the foreseeable future.  However, as our net sales generated outside of the United States increase, and should future sales be generated in foreign currencies, our results of operations could be adversely impacted by changes in exchange rates.  For example, if we recognize international sales in local foreign currencies, as the U.S. Dollar strengthens it would have a negative impact on our international results upon translation of those results into U.S. Dollars upon consolidation.  We do not currently hedge foreign currency fluctuations and do not intend to do so for the foreseeable future.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During April 2007 we repaid the final $8,000 of an unsecured, non-interest bearing demand loan in the amount of $38,000 from Arthur Liu, our Chief Executive Officer, Chief Financial Officer and Chairman of our board of directors with the net proceeds of our private placement of units with an initial closing on June 7, 2007.

InSeat Solutions, LLC, an entity controlled by Arthur Liu, has made the following three loans to us, each bearing interest at 8% per annum: a loan dated March 31, 2005 in the amount of $1,650,948 due and payable on March 31, 2009, a loan dated March 31, 2006 in the amount of $731,873 due and payable on March 31, 2009, and a loan in the amount of $995,115 on September 30, 2006 due and payable on March 31, 2009. As of June 30, 2007, the unpaid balance of principal and interest totaled $2,544,601 and $693,137 respectively. During July, 2007 we made a payment in the amount of $200,000. On October 15, 2007, the board of directors authorized, and we entered into, an Agreement to Convert Debt (the “Agreement”), pursuant to which we agreed to convert $2,500,000 of debt owed to Inseat Solutions LLC into 1,666,667 Units of our securities, with each Unit consisting of one share of our common stock and a warrant to purchase one share of our common stock at an exercise price of $1.50 per share.

We have a management contract with InSeat Solution, LLC, an entity controlled by Arthur Liu. We have accrued a total management fee of $240,000 for services provided to us by this entity during the fiscal years ended March 31, 2006 and 2005, which is currently outstanding.

We share office space with InSeat Solution, LLC, an entity controlled by Arthur Liu, and have agreed to pay 40% of the rent commitment. For the period that began on June 7, 2007 (the date of the acquisition) and ended on June 30, 2007 we paid a total of $7,752 for rent. For the twelve months ended June 30, 2008, we expect to pay approximately $71,179 in rent.

Between December 29, 2006 and April 2, 2007 we borrowed a total of $2,450,000 from certain bridge lenders, as more fully described on page 2 of this prospectus. Arthur Liu personally guaranteed each of the bridge loans, with the exception of the loan made by YKA Partners, Ltd. We paid the bridge loans in full on June 7, 2007.

Historically, we have utilized Grandford Holdings Ltd. as the primary manufacturer of our audio products. During the period ended June 30, 2007, Grandford Holdings Ltd. supplied approximately 96% of our finished products. In order to ramp-up production at the Grandford Holdings Ltd. facility, we established a temporary prepayment practice which was intended to transition to thirty day terms over a six month period. As of June 30, 2007, we had made advance payments totaling $3,066,477 to Grandford Holdings Ltd. for tools, jigs, molds and raw materials relating to products being manufactured for us. During September 2007, we determined that there were significant performance issues with Grandford Holdings Ltd. which we are attempting to resolve. As an interim solution, we have established an alternative vendor who began producing our audio products during October 2007. Due to the questionable nature of a continuing relationship with Grandford Holdings Ltd., we have expensed the $3,066,477 advance payments and will recognize any future benefits when they are realized. The general manager of Grandford Holdings Ltd. is David Liu, son of Arthur Liu, our Chief Executive Officer and a director.

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary and does not purport to be complete and is subject to, and qualified in its entirety by, our Articles of Incorporation and by-laws.

General

Our authorized capital stock consists of 120,000,000 shares, par value $0.01 per share, consisting of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of the date of this prospectus, there are 28,071,972 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. There are no cumulative voting rights, and therefore, subject to the rights of the holders of any shares of preferred stock (if and when issued), holders of a majority of the outstanding shares of voting common stock are able to elect the entire board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of our common stock (whether voting or non-voting), which would reduce the percentage ownership of the present stockholders and which might dilute the book value of outstanding shares. Stockholders have no pre-emptive rights to acquire additional shares of our common stock. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of our common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and any preference in liquidation of the preferred stock then outstanding. Holders of our common stock are entitled to receive such dividends as our board of directors may from time to time declare out of funds legally available for the payment of dividends, after payment of any preference on preferred stock, if any, then outstanding.

Preferred Stock

Our board of directors, without obtaining the approval of our stockholders, may issue shares of preferred stock from time to time in one or more series and with such designations, preferences, rights, qualifications, limitations and restrictions as the board approves. These designations, preferences, rights, qualifications, limitations and restrictions may include, but are not limited to, the power to determine:

•	the redemption and liquidation preferences;

•	the rate of dividends payable, the time for and the priority of payment of the dividends, and whether or not the dividends will be cumulative;

•	the terms of conversion of the preferred stock into common stock, and

•	the voting power of the preferred stock.

We do not currently have plans to issue shares of preferred stock.

Share Purchase Warrants

On October 15, 2007, we entered into an Agreement to Convert Debt (the “Agreement”), pursuant to which we agreed to convert $2,500,000 of debt owed to Inseat Solutions LLC, a company controlled by our Chief Executive Officer, Arthur Liu, into 1,666,667 Units of our securities, with each Unit consisting of one share of our common stock and a warrant to purchase one share of common stock at an exercise price of $1.50 per share. The term of the warrant is five years.

On June 7, 2007, we issued an aggregate of 12,900,000 five-year warrants to purchase 12,900,000 shares of our common stock at an exercise price of $1.50 per share to investors, included as selling stockholders listed on pages 28 through 31, in our private placement of 12,900,000 units at a price of $1.00 per unit, each unit consisting of one share of our common stock and a five-year warrant to purchase one share of our common stock at an exercise price of $1.50 per share in connection with our private.

In connection with our acquisition on June 7, 2007 of all of the issued and outstanding capital stock of AuraSound, Inc., all outstanding warrants of AuraSound were exchanged for five-year warrants to purchase an aggregate of 3,200,000 shares of our common stock at an exercise price of $1.00 per share. The value of our common stock on June 7, 2007 was $1.00 per share. AuraSound had issued these warrants in connection with bridge loans aggregating $2,450,000 in principal amount from four lenders.

We agreed to register with the Securities and Exchange Commission all of the foregoing shares of our common stock underlying the foregoing warrants. The registration statement of which this prospectus is a part is intended to satisfy these obligations and is intended to register such shares.

In addition, on June 7, 2007, we issued a five year warrant to purchase 245,000 shares of common stock at an exercise price of $0.80 per share to GP Group, LLC, an affiliate of Gemini Partners, Inc., as part of a bridge loan placement fee.

On November 20, 2007, we issued a five-year warrant to purchase 1,666,667 shares of our common stock at an exercise price of $1.50 per share to InSeat Solutions LLC in conjunction with a transaction in which InSeat Solutions LLC exchanged notes receivable from AuraSound, Inc. totaling $2,500,000 for 1,666,667 Units, each Unit consisting of one share of our common stock and one five-year warrant to purchase one share of our common stock at an exercise price of $1.50 per share.

Options

Investors of $3,000,000 or more in our private placement that initially closed on June 7, 2007 have the option to purchase such number of additional units, each unit consisting of one share of our common stock and a five-year warrant to purchase one share of our common stock at an exercise price of $1.50 per share, equal to 50% of the dollar amount invested by such investor at a price of $1.35 per unit for a period of 12 months from the initial closing date of the private placement, requiring us to reserve 8,888,888 shares of our common stock underlying such options.
Dividend Policy

We have never declared or paid cash dividends on our capital stock and have no present intention of paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our board of directors deems relevant. It is our board’s present policy to retain all earnings to provide for our future growth.

Anti-Dilution Rights

Shares of our common stock underlying all of our warrants are subject to proportional adjustments for stock splits, stock dividends, recapitalizations and the like.

Anti-Takeover Provisions

Sections 78.411 through 78.444 of the Nevada Revised Statutes are designed to afford stockholders of public corporations in Nevada protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested stockholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are: acquisitions of shares possessing one-fifth or more but less than one-third of all voting power; acquisitions of shares possessing one-third or more but less than a majority of all voting power; or acquisitions of shares possessing a majority or more of all voting power. Our Articles of Incorporation specifically provide that the corporation will not be governed by the provisions of NRS 78.411 through 78.444.

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, which may enable our board of directors to issue shares of stock to persons friendly to existing management, thereby making it more difficult and more expensive for an independent party to obtain voting control.

Registration Rights

In connection with our private placement of units that initially closed on June 7, 2007, pursuant to which we issued 12,900,000 shares of our common stock and warrants to purchase 12,900,000 shares of our common stock, we agreed to register for resale for a period of 24 months following such closing date (a) such shares of our common stock and such shares of our common stock underlying such warrants, and (b) the 3,200,000 shares of our common stock underlying warrants issued to former warrant holders of AuraSound. We also agreed to register the 800,000 shares of our common stock held by Synergy Business Consulting, LLC, our former majority stockholder controlled by Bartley J. Loethen, our former sole officer and director, and the 1,048,805 shares of our common stock held by Next Stage Investments, Inc., an affiliate of GP Group, LLC. The registration statement of which this prospectus is a part is intended to satisfy these obligations and is intended to register such shares.

Transfer Agent and Registrar

Computershare Trust Company, Inc., located at 350 Indiana Street, #800, Golden, CO 80401, is our transfer agent and the registrar for our common stock. Its telephone number is (303) 262-0600.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the OTCBB under the symbol “HMCU,” which we intend to change concurrent with our planned corporate name change to AuraSound, Inc.

Holders

As of November 20, 2007, there were approximately 250 record holders of our common stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

The following table sets forth, for the periods indicated, the high and low bid price per share of our common stock as reported by the OTCBB. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2008	High Bid	Low Bid
First quarter ended September 30, 2007	$2.00	$1.10
Second quarter through November 20, 2007	1.49	0.35

2007	High Bid	Low Bid
First quarter ended September 30, 2006	$0.25	$0.04
Second quarter to ended December 31, 2006	0.68	0.25
Third quarter ended March 31, 2007	3.00	0.25
Fourth quarter ended June 30, 2007	2.85	0.33

2006	High Bid	Low Bid
First quarter ended September 30, 2005	$-	$-
Second quarter ended December 31, 2005	-	-
Third quarter ended March 31, 2006	0.30	0.15
Fourth quarter ended June 30, 2006	0.27	0.10

We have never paid a cash dividend on our common stock and we have no present intention to declare or pay cash dividends on our common stock in the foreseeable future. We intend to retain any earnings which we may realize in the foreseeable future to finance our operations. Future dividends, if any, will depend on earnings, financing requirements and other factors.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time.

As of the date of this prospectus 28,071,972 shares of our common stock are issued and outstanding. Of these shares, the 14,748,805 shares being registered in this prospectus, excluding those shares issuable upon the exercise of warrants, will be freely tradable without restrictions or further registration under the Securities Act, unless one or more of our existing affiliates, as that term is defined in Rule 144 under the Securities Act, purchases such shares. Approximately 563,695 shares are freely tradable without restriction and the remaining 12,759,472 issued and outstanding shares are deemed to be restricted securities as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) promulgated under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the total number of outstanding shares of the same class. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been one of our affiliates for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at the time of or at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell their shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

DISCLOSURE OF COMMISSION POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified to the fullest extent permitted under the Nevada Revised Statutes and our Articles of Incorporation. We may also purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a capacity, and such a policy may be obtained by us in the future.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXPERTS

Included in this prospectus are financial statements of Hemcure, Inc. which have been audited by Schumacher & Associates, Inc. and financial statements of AuraSound, Inc., which have been audited by Kabani & Company, Inc., both independent registered public accounting firms. To the extent and for the periods set forth in their reports, such financial statements are included herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

Changes in and Disagreements with Accountants

Schumacher & Associates, Inc., the independent accountant whom we had engaged as our principal accountant to audit our financial statements, was dismissed effective June 12, 2007. Our board of directors approved the engagement of Kabani & Company, Inc., Certified Public Accountants, as the new principal independent accountant to audit our financial statements for the fiscal year ending June 30, 2007.

The report of Schumacher & Associates, Inc. in our financial statements as of and for the fiscal years ended June 30, 2006 and June 30, 2005 did not contain an adverse opinion, or a disclaimer of opinion, however the report issued on the financial statements for the fiscal years ended June 30, 2006 and June 30, 2005 was qualified as to our ability to continue as a going concern. During the fiscal years ended June 30, 2005 and June 30, 2006 and the interim period from July 1, 2006 through the date of dismissal, we did not have any disagreements with Schumacher & Associates, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Schumacher & Associates, Inc., would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

Prior to engaging Kabani & Company, Inc. we had not consulted Kabani & Company, Inc. regarding the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the combined companies.

LEGAL MATTERS

The legality of the securities offered in this prospectus has been passed upon for us by Richardson & Patel LLP, New York, New York.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 to register the securities offered by this prospectus. The prospectus is part of the registration statement, and, as permitted by the SEC’s rules, does not contain all of the information in the registration statement. For further information about us and the securities offered under this prospectus, you may refer to the registration statement and to the exhibits and schedules filed as a part of the registration statement. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Securities Exchange Act of 1934which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. Copies of such material can be obtained from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov .

HEMCURE, INC.

Index to

Unaudited Consolidated Financial Statements

Page
Number
Hemcure, Inc. and Subsidiary Consolidated Financial Statements (Unaudited)

Consolidated Balance Sheet as of September 30, 2007 (Unaudited)	F-2

Consolidated Statements of Operations - (Unaudited) For the three month periods ended September 30, 2007 and 2006	F-3

Consolidated Statements of Cash Flows - (Unaudited) For the three month periods ended September 30, 2007 and 2006	F-4

Notes to Consolidated Financial Statements - (Unaudited)	F-5

Hemcure, Inc.
Consolidated Balance Sheet
(In whole dollars)

September 30, 2007
(Unaudited)
Assets
Current assets
Cash and cash equivalents	$106,582
Restricted cash	2,000,000
Accounts receivable, net	769,830
Inventory	140,401
Total current assets	3,016,813

Property and equipment - net	15,924
Goodwill	7,000,451
Proprietary technology: less amortization of $435,416	10,014,574
Customer relationships: less amortization of $257,031	4,369,518
Trade Marks: less amortization of $32,038	640,768
Total Assets	$25,058,048

Liabilities and Stockholders' Equity
Current liabilities
Line of credit	$1,300,000
Accounts payable	498,943
Accrued expenses	854,398
Total current liabilities	2,653,341

Notes payable - related party	2,118,907

Total Liabilities	4,772,248

Stockholders' equity
Preferred stock, $.01 par value, 20,000,000 shares authorized and none issued and outstanding.	-
Common stock, $.01 par value, 100,000,000 shares authorized 14,900,000 issued and outstanding	149,000
Additional paid-in capital	17,170,891
Shares to be issued	11,505,305
Accumulated deficit	(8,539,396)
Total Stockholders' Equity	20,285,800

Total Liabilities and Stockholders' Equity	$25,058,048

See accompanying notes to unaudited consolidated financial statements.

Hemcure, Inc.
Consolidated Statement of Operations
(In whole dollars, except per share data)
(Unaudited)

	For the Three Months Ended
	September	September
	2007	2006

Net Revenue	$763,800	$-

Cost of sales	886,830	-

Gross loss	(123,030)	-

Research & development expenses	305,477	-
General and administrative expenses	1,080,910	6,858
Advance to venders written off	341,406	-
Total operating expenses	1,727,793	6,858

Income (loss) from operations	(1,850,823)	(6,858)

Interest expense	58,465	-
Other expense	60,000	-

Income before income tax expense	(1,969,288)	(6,858)

Income tax expense-Note 8	-	-

Net income	$(1,969,288)	$(6,858)

Net income per common share

Basic and Diluted	$(0.13)	$(0.01)

Weighted average shares issued and outstanding

Basic and Diluted	14,900,000	562,324

The average value of dilutive securities has not been calculated since the effect of dilutive securities will be anti-dilutive.

See accompanying notes to unaudited consolidated financial statements.

Hemcure, Inc.
Consolidated Statement of Cash Flows
(In whole dollars, except per share data)
(Unaudited)
	For the Three Months Ended
	September	September
	2007	2006

Cash flows from operating activities
Net loss	$(1,969,288)	$(6,858)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	543,725	-
Provision for obsolete inventory	34,624	-
(Increase) decrease in current assets:
Accounts receivable	(236,933)	-
Inventory	(26,603)	-
Increase (decrease) in current liabilities:
Accounts payable	153,880	-
Accrued expenses	(80,374)	17,192

Net cash used in operating activities	(1,580,969)	10,334

Cash flows from investing activities
Purchase of fixed assets	(16,285)	-

Net cash used in investing activities	(16,285)	-

Cash flows from financing activities
Advances under line of credit	1,300,000	-
Repayments of notes payable	(688,000)	-
Repayments of related party Notes payable	(425,694)	-
Loan from shareholder	-	500
Advance from affiliate	-	7,296
Private Placement Fee	(93,422)	-

Net cash provided by financing activities	92,884	7,796

Net decrease in cash and cash equivalents	(1,504,370)	18,130

Cash and cash equivalents, beginning of period	1,610,952	8,721

Cash and cash equivalents, end of period	$106,582	$26,851

Supplemental disclosure of cash flow information:
(a) Cash paid for:
Interest	$58,466	$-
State income taxes	$-	$-

See accompanying notes to unaudited consolidated financial statements.

Hemcure , Inc. and Subsidiary
Notes to Unaudited Consolidated Financial Statements

NOTE 1 - ORGANIZATION AND OPERATIONS

General

Hemcure, Inc. (the Company or we/us/our) was incorporated under the laws of the state of Minnesota in 1986. On September 8, 2006, our Company was reorganized by re-domiciling to the state of Nevada pursuant to a merger with Hemcure, Inc., a Nevada corporation and the adoption of Nevada Articles of Incorporation and By-laws. On June 7, 2007, we acquired AuraSound, Inc. ("AuraSound"). Aura Sound, a California corporation, was founded on July 28, 1999 to engage in the development, commercialization, and sales of audio products, sound systems, and audio components, using its patented and proprietary electromagnetic technology. Hemcure, Inc. was a development stage company. The Company, through its acquisition of AuraSound, Inc., has become an operating entity and is no longer a development stage entity.

Basis of Presentation

Before June 7, 2007, Hemcure Inc. did not engage in any operations and was dedicated to locating and consummating an acquisition, including the requisite fund raising efforts. On June 7, 2007, the Company completed a $12.9 million private placement and acquired AuraSound, Inc. in a stock acquisition. The 11,405,305 shares of common stock issued for the acquisition were valued at $1.00 per share, the same as the per share price of the private placement. The acquisition was accounted for as a purchase in accordance with FAS 141.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information:

The accompanying unaudited consolidated financial statements have been prepared by Hemcure, Inc. pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) Form 10-QSB and item 310 of Regulation S-B, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 10KSB. The results of the three months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year ending June 30, 2008.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Hemcure, Inc. and its wholly owned subsidiary, AuraSound, Inc. All material inter-company accounts have been eliminated in consolidation.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and disclosures made in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company maintains an allowance for uncollectible accounts receivable to estimate the risk of extending credit to customers and distributors. The allowance is estimated based on the customer's or distributor's compliance with our credit terms, the financial condition of the customer or distributor and collection history where applicable. Additional allowances could be required if the financial condition of our customers or distributors were to be impaired beyond our estimates. As of September 30, 2007 the allowance for doubtful accounts amounted to $159,694.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

Property, Plant, and Equipment

Property, plant, and equipment, including leasehold improvements, are recorded at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings	40 years

Machinery and equipment	5 to 10 years

Furniture and fixtures	7 years

Improvements to leased property are amortized over the lesser of the life of the lease or the life of the improvements. Amortization expense on assets acquired under capital leases is included with depreciation and amortization expense on owned assets. Maintenance and minor replacements are charged to expense as incurred. Gains and losses on disposals are included in the results of operations.

As of September 30, 2007, Property, Plant and Equipment consisted of the following:

Machinery	$16,286
Accumulated depreciation	(362)
Total	$15,924

Depreciation expenses were $362 and $0 for the three month periods ended September 30, 2007 and 2006

The Company utilizes a facility leased to it by a related party.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. Under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”),” goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment periodically in accordance with SFAS 142. The management determined there was no impairment of goodwill at September 30, 2007.

Intangible Assets

The Company applies the criteria specified in SFAS No. 141, “Business Combinations” to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” Intangible assets, such as purchased technology, trademark, customer list, user base and non-compete agreements arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives from one to ten years.

Valuation of Long-Lived Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed

Basic and diluted net loss per share

In accordance with SFAS No. 128, “Earnings Per Share,” the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. At September 30, 2007, the Company had 3,445,000 potentially dilutive warrant shares outstanding and 4,444,444 potentially dilutive options outstanding.

Stock-based compensation

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which applies the fair-value method of accounting for stock-based compensation plans. In accordance with this standard, the Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

In March 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44 (Interpretation 44), “Accounting for Certain Transactions Involving Stock Compensation.” Interpretation 44 provides criteria for the recognition of compensation expense in certain stock-based compensation arrangements that are accounted for under APB Opinion No. 25, Accounting for Stock-Based Compensation. Interpretation 44 became effective July 1, 2000, with certain provisions that were effective retroactively to December 15, 1998 and January 12, 2000. Interpretation 44 did not have any material impact on the Company’s financial statements.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's first quarter of fiscal year ended June 30, 2007.

New Accounting Pronouncements

In September 2006, FASB issued SFAS 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

In September 2006, FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

1.   A brief description of the provisions of this Statement
2.   The date that adoption is required
3.   The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48)”. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This statement is effective for fiscal years beginning after December 15, 2006. Management is currently in the process of evaluating the expected effect of FIN 48 on our results of operations and financial position.

In February 2007 the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

Reclassifications:

For comparative purposes, prior year’s consolidated financial statements have been reclassified to conform with report classifications of the current year.

NOTE 3 - INVENTORIES

Inventories at September 30, 2007 consisted of the following:

Raw materials	$16,338

Finished goods	124,063

Total	$140,401

NOTE 4- DEBT AGREEMENTS

Credit facility

Effective June 7, 2007, the Company entered into a one-year $12 million credit facility with Bank SinoPac pursuant to which a $10.0 million revolving accounts receivable facility and a $2 million certificate of deposit facility were made available to the Company. Obligations under the agreement are secured by substantially all the assets of the Company. The accounts receivable facility, which may be used for working capital and other general corporate purposes, bears interest at the rate of prime minus .5%. The certificate of deposit facility bears interest at the rate of TCD plus 1%. The credit facility is also subject to certain covenants and conditions and contains standard representations, covenants and events of default for facilities of this type. Occurrence of an event of default allows the lenders to accelerate the payment of the loans and/or terminate the commitments to lend, in addition to the exercise of other legal remedies, including foreclosing on collateral. As of September 30, 2007, the Company had drawn $1,300,000 from this facility.  The Company paid $3,151 of interest on the amount withdrawn.

Pursuant to the certificate of deposit facility, the Company has pledged and assigned a time certificate of deposit account for one year having an initial deposit balance of $2,000,000 to be held and maintained at all times with the bank. This balance has been recorded as a restricted cash balance in the accompanying financial statements.

NOTE 5- NOTES PAYABLE -RELATED PARTY

Long term notes payable at September 30, 2007 consists of notes to an entity owned by our Chief Executive Officer. These notes are of various dates and all bear interest at 8% per annum, with principal and interest due on March 31, 2009. Interest expense for the three month period ended September 30, 2007 amounted to $58,466. Under terms of the private placement, the Company may not repay more than $900,000 of the June 6, 2007 balance without shareholder consent. On June 6, 2007, the Company repaid $700,000 and on July 6, 2007, the Company repaid $200,000 of such notes. The Company also repaid $300,000 of management fee accruals to the related party. As of September 30, 2007, $2,118,907 is reflected in notes payable - related party and the accrued interest thereon which amounted to $740,526 is reflected in accrued expenses on the accompanying financial statements.

NOTE 6- STOCKHOLDERS' EQUITY

Common Stock

At September 30, 2007, the Company was authorized to issue 20,000,000 shares of $.01 par value preferred stock and 100,000,000 shares of $.01 par value common stock. As of September 30, 2007 there were no preferred shares issued and outstanding. There were 14,900,000 common shares issued and outstanding as of September 30, 2007.

Also on June 7, 2007, the Company acquired AuraSound, Inc. for 11,505,305 shares of its $.01 par value common stock as consideration for such acquisition. The shares were valued at the fair market value and have been recorded as shares to be issued in the accompanying financial statements. These shares have not been issued as of September 30, 2007.

NOTE 7- STOCK OPTIONS AND WARRANTS

On June 7, 2007 in conjunction with the private placement and the acquisition of AuraSound, Inc., the Company has reserved 25,233,888 shares of common stock for issuance in respect of:

Options:

Investors of $3,000,000 or more in our private placement have the option to purchase additional units, each unit consisting of one share of our common stock and a five-year warrant to purchase one share of our common stock at an exercise price of $1.50 per share. The number of Units which may be purchased is equal to 50% of the dollar amount invested by such investor at a price of $1.35 per unit and is only available for a period of 12 months from the initial closing date of the private placement. We have reserved 8,888,888 shares of our common stock underlying such options and the warrants which will be granted when the options are exercised. The value of the options of $378,424 was calculated using the Black-Scholes model using the following assumptions: Discount rate of 4%, volatility of 44% and expected term of one year.

The following table summarizes weighted-average information about stock options at September 30, 2007:

	Outstanding		Exercisable
					Intrinsic
Price	Shares	Life (Months)	Exercise Price	Shares	Value
$1.35	4,444,444	12	$1.35	4,444,444	$1,111, 111

		Aggregate	Remaining	Intrinsic
	Shares	Exercise Price	Life	Value

Outstanding June 30, 2007	4,444,444	$1.35	11 Months	$6,000,000

Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled	-	-	-	-

Outstanding September 30, 2007	4,444,444	$1.35	8 Months	$1,111,111

Warrants:

The following table summarizes weighted-average information about stock warrants at September 30, 2007:

	Outstanding			Exercisable
Price	Shares	Life (Months)	Exercise Price	Shares	Intrinsic Value
$0.80	245,000	60	$0.80	245,000	$73,500
$1.00	3,200,000	60	$1.00	3,200,000	$320,000
$1.50	12,900,000	60	$1.50	12,900,000	$-
	16,345,000			16,345,000

The following table summarizes the activity for all stock warrants outstanding at September 30, 2007:

Aggregate
			Remaining	Intrinsic
	Shares	Exercise Price	Life	Value

Outstanding June 30, 2007	16,345,000	$1.39	5 years	$21,385,500

Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled	-	-	-	-

Outstanding September 30, 2007	16,345,000	$1.39	4.75 years	$393,500

The value of the options of $1,541,976 was calculated using the Black-Scholes model using the following assumptions: Discount rate of 4.13%, volatility of 44% and expected term of five years.

NOTE 8- INCOME TAXES

The Company did not record any income tax expense due to net loss during the periods ended September 30, 2007 and 2006. The actual tax benefit differs from the expected tax benefit computed by applying the United States corporate tax rate of 40% to loss before income taxes as follows for the periods ended September 30, 2007 and 2006:

	2007	2006
Expected tax benefit	34%	34%

State income taxes, net of federal benefit	6	6

Changes in valuation allowance	(40)	(40)

Total	-%	-%

The following table summarizes the significant components of the Company's deferred tax asset at September 30, 2007, and 2006:

	2007	2006
Deferred tax asset:	$696,966	$4,413

Valuation allowance	696,966	(4,413)

Net deferred tax asset	$—	$—

The Company recorded an allowance of 100% for its net operating loss carryforward due to the uncertainty of its realization.

A provision for income taxes has not been provided in these financial statements due to the net loss. At September 30, 2007, the Company had net operating loss carryforwards of approximately $1,742,415, which expire through September 30, 2027. The NOL which may be used in any one year will be subject to a restriction under section 382 of the Internal Revenue Code.

NOTE 9- GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the three month period ended September 30, 2007, the Company incurred losses of $1,969,288. The Company had an accumulated deficit of $8,539,396 as of September 30, 2007. $341,406 of the total loss incurred during the three month period ended September 30, 2007 related to the write-off of advances made to Grandford Holdings Ltd. There is no certainty that the Company can adequately replace this source of supply.

If the Company is unable to generate profits and unable to continue to obtain financing for its working capital requirements, it may have to curtail its business sharply or cease business altogether.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and ultimately to attain profitability.

On June 6, 2007, the Company completed a private placement wherein it raised $12.9 million to be used to fund the Company’s working capital needs. The Company believes this will be sufficient to allow the Company to execute its business plan and begin to generate sufficient cash flow to fund its ongoing operations for the coming fiscal year. However, any change in the Company’s capital requirements such as acceleration of the growth model or a change in terms with customers or suppliers may trigger a need for further funding.

NOTE 10- RELATED PARTY TRANSACTIONS AND COMMITMENT

The Company pays $20,000 per month as a management fee to an entity owned by our Chairman, Mr. Arthur Liu, for the services provided by the Company such as accounting, shipping and receiving, and, general administrative. The Company also pays $6,237 per month to the same entity for rent as it shares the offices, test laboratories and warehouse facilities with the related entity. The rent allocation equals 40% of the rent payable by the related entity to its landlord, which has the following rent commitment:

Year ended June 30, 2008	$87,318

The lease will expire on August 31, 2008.

Historically, we have utilized Grandford Holdings Ltd. as the primary manufacturer of our audio products. During the period ended June 30, 2007, Grandford Holdings Ltd. supplied approximately 96% of our finished products. In order to ramp-up production at the Grandford Holdings Ltd. facility, we established a temporary prepayment practice which was intended to transition to thirty day terms over a six month period. As of September 30, 2007, we had made advance payments totaling $4,228,038 to Grandford Holdings Ltd. for tools, jigs, molds and raw materials relating to products being manufactured for us, of which $820,155 was related to products actually shipped to our customers during the period June through September 2007. During September 2007, we determined that there were significant performance issues with Grandford Holdings Ltd. which we are attempting to resolve. As an interim solution, we have established an alternative vendor who began producing our audio products during October 2007. Due to the questionable nature of a continuing relationship with Grandford Holdings Ltd., we expensed $3,066,477 of the advanced payments as of June 30, 2007 and the balance of $341,406 during the quarter ended September 30, 2007. We will recognize any future benefits when they are realized. The general manager of Grandford Holdings Ltd. is David Liu, son of Arthur Liu, our Chief Executive Officer and a director.

NOTE 11- MAJOR CUSTOMERS AND MAJOR VENDORS

There were two major customers of the Company during the period ended September 30, 2007 which accounted for 43% of the Company’s sales. The receivable due from these customers as of September 30, 2007 was $354,500. There were no major customers during the prior year period.
Th e Company had one major vendor,Grandford Holdings Ltd., during the period ended September 30, 2007 which accounted for 96% of the Company’s purchases. As of September 30, 2007, the Company had made advance payments totaling $4,228,038 to that supplier for tools, jigs, molds and raw materials relating to products being manufactured for the Company, of which $820,155 was related to products actually shipped to our customers during the period June through September 2007. During September 2007, we determined that there were significant performance issues with the supplier which we are attempting to resolve. As an interim solution, the Company has established an alternative vendor who will begin producing our audio products in October 2007. Due to the questionable nature of a continuing relationship with the previous vendor, we expensed $3,066,477 of the advance payments as of June 30, 2007 and the balance of $341,406 during the quarter ended September 30, 2007. We will recognize any future benefits when they are realized. The general manager of Grandford Holdings Ltd. is David Liu, son of Arthur Liu, our Chief Executive Officer and a director.

HEMCURE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

Index to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms	F-15 to F-16

Consolidated Financial Statements:
Consolidated Balance Sheet as of June 30, 2007	F-17
Consolidated Statements of Operations for the Years Ended June 30, 2007 and 2006	F-18
Consolidated Statements of Stockholders’ Equity/ Deficit for the Years Ended June 30, 2007 and 2006	F-19
Consolidated Statements of Cash Flows for the Years Ended June 30, 2007 and 2006	F-20
Notes to Consolidated Financial Statements	F-22 to F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Hemcure, Inc.

We have audited the accompanying consolidated balance sheet of Hemcure, Inc. (a California corporation) as of June 30, 2007, and related consolidated statements of operations, stockholder’s equity/deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hemcure, Inc. as of June 30, 2007, and the related consolidated statements of operations, stockholder’s equity/deficit, and cash flows for the year ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended June 30, 2007, the Company incurred net losses of $3,809,260. In addition, the Company had negative cash flow in operating activities amounting $3,882,546 in the year ended June 30, 2007. These factors, among others, as discussed in Note 10 to the consolidated financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kabani & Company, Inc.
Certified Public Accountants

Los Angeles, California
August 21, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors
Hemcure, Inc.

We have audited the statements of operations, stockholders’ deficit, and cash flows of Hemcure, Inc., for the year ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and cash flows for Hemcure, Inc. for the year ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 10, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also discussed in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SCHUMACHER & ASSOCIATES, INC.

Denver, Colorado
September 19, 2006

HEMCURE, INC.
CONSOLIDATED BALANCE SHEET
June 30, 2007

ASSETS

Current Assets
Cash and cash equivalents	$1,610,952
Restricted cash	2,000,000
Accounts receivable, net	532,897
Inventories	148,422
Total Current Assets	4,292,271
Goodwill	7,000,451
Proprietary technology	10,341,136
Customer relationships	4,562,290
Trade Marks	664,797
Total Assets	$26,860,945

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
Accounts payable	$345,062
Accrued expenses	934,772
Notes payable	688,000
Total Current Liabilities	1,967,834
Notes payable-related party	2,544,601
Total Liabilities	4,512,435

Commitments and Contigencies	-

Stockholder's Equity
Preferred stock, $0.01 par value, 20,000,000 shares Authorized, none issued and outstanding	-
Common stock, $0.01 par value, 100,000,000 shares Authorized, 2,000,000 shares issued and outstanding	20,000
Additional paid In capital	5,718,572
Shares to be issued	23,180,046
Accumulated deficit	(6,570,108)
Total Stockholder's equity	22,348,510
Total Liabilities and Stockholder's Equity	$26,860,945

The accompanying notes are an integral part of these consolidated financial statements.

HEMCURE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
Net Revenue	$208,988	$-

Cost of sales	307,508	-

Gross Loss	(98,520)	-

Operating expenses
Research & development	51,699	-
General and administrative expenses	565,123	11,574
Advance to vendors written off	3,066,476	-
Total operating expenses	3,683,298	11,574

Loss from operations	(3,781,818)	(11,574)

Other Expense
Interest expense	27,442	21,635

Net Loss	$(3,809,260)	$(33,209)

Basic & diluted net income (loss) per share	$(4.65)	$(0.06)

Weighted average shares of share capital outstanding - basic & diluted	818,877	562,324

Weighted average of dilutive securities has not been taken since the effect of dilutive securities is  anti dilutive

The accompanying notes are an integral part of these consolidated financial statements

HEMCURE, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY/DEFICIT
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	Capital Stock
	Shares	Amount	Paid In Capital	Shares to be issued	Accumulated Deficit	Total Stockholder's Equity/Deficit
Balance June 30, 2005	551,057	$5,511	$871,384	$-	$(2,727,639)	$(1,850,744)

Net loss for the fiscal year ended June 30, 2006	-	-	-	-	(33,209)	(33,209)
Additional contribution	-	-	7,296	-	-	7,296
Issued for debt exchange	12,638	126	1,875,974	-	-	1,876,100
Balance June 30, 2006	563,695	5,637	2,754,654	-	(2,760,848)	(557)

Issuance of shares for services	206,829	2,068	204,761	-	-	206,829
Issuance of shares for acquisition	-	-	-	11,505,305	-	11,505,305
Private placement shares	-	-	-	11,674,741	-	11,674,741
Warrants granted for acquisition	-	-	1,541,976	-	-	1,541,976
Issued for the merger	1,229,476	12,295	1,217,181	-	-	1,229,476
Net loss for the year ended June 30, 2007	-	-	-	-	(3,809,260)	(3,809,260)
Balance June 30, 2007	2,000,000	$20,000	$5,718,572	$23,180,046	$(6,570,108)	$22,348,510

The   accompanying notes are an integral part of these consolidated financial statements

HEMCURE, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,809,260)	$(33,209)
Adjustments to reconcile net loss to net cash used in operating activities:		-
Amortization	181,120
Provision for bad debt	74,155
Issuance of stock for services	206,829
(Increase) / decrease in assets:
Accounts receivable	(103,319)	-
Inventories	33,844	-
Increase / (decrease) in liabilities:
Accounts payable and accrued expenses	(465,914)	17,192
Total adjustments	(73,285)	17,192

Net cash used in operations	(3,882,545)	(16,017)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	(2,000,000)	-
Acquisition of subsidiary	(400,000)	-
Net cash flow from financing activities	(2,400,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Loan from shareholder		500
Advance from affiliate		7,296
Payment on loans payable	(3,781,744)
Issuance of shares	11,674,741	-
Net cash flow from Financing activities	7,892,997	7,796

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,610,452	(8,221)

CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	500	8,721

CASH AND CASH EQUIVALENTS, ENDING BALANCE	$1,610,952	$500

SUPPLEMENTAL DISCLOSURES:

Cash paid during the year for:

Interest payments	$156,637	$-

Income tax payments	$-	$-

Non-cash transactions
Issuance of common stock to be issued for purchase of business	$11,505,305	$-
Issuance of common stock to facilitators of acquisition	$1,229,476	$-
Issuance of warrants relating to purchase of business	$1,541,976	$-

The   accompanying notes are an integral part of these consolidated financial statements

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND OPERATIONS

General

Hemcure, Inc. (the Company or we/us/our) was incorporated under the laws of the state of Minnesota in 1986. On September 8, 2006, our Company was reorganized by re-domiciling to the state of Nevada pursuant to a merger with Hemcure, Inc., a Nevada corporation and the adoption of Nevada Articles of Incorporation and By-laws. On June 7, 2007, we acquired AuraSound, Inc. ("AuraSound"). Aura Sound, a California corporation, was founded on July 28, 1999 to engage in the development, commercialization, and sales of audio products, sound systems, and audio components, using its patented and proprietary electromagnetic technology. Hemcure, Inc. was a development stage company. The Company, through it’s acquisition of Aura Sound, has become an operating entity and is no longer a development stage entity.

Basis of Presentation

Before June 7, 2007, Hemcure Inc. did not engage in any operations and was dedicated to locating and consummating an acquisition, including the requisite fund raising efforts. On June 7, 2007, the Company completed a $12.9 million private placement and acquired AuraSound, Inc. in a stock acquisition. The 11,405,305 common stock issued for the acquisition has been valued at $1.00 per share, the same as the per share price of the private placement. The acquisition has been accounted for as a purchase in accordance with FAS 141.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, AuraSound, Inc. All material inter-company accounts have been eliminated in consolidation.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and disclosures made in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The company maintains an allowance for uncollectible accounts receivable to estimate the risk of extending credit to customers and distributors. The allowance is estimated based on the customer or distributor's compliance with our credit terms, the financial condition of the customer or distributor and collection history where applicable. Additional allowances could be required if the financial condition of our customers or distributors were to be impaired beyond our estimates. As of June 30, 2007 the allowance for doubtful accounts amounted to $159,694.

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

Property, Plant, and Equipment

Property, plant, and equipment, including leasehold improvements, are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings	40 years
Machinery and equipment	5 to 10 years
Furniture and fixtures	7 years

Improvements to leased property are amortized over the lesser of the life of the lease or the life of the improvements. Amortization expense on assets acquired under capital leases is included with depreciation and amortization expense on owned assets. The Company did not have any property, plant and equipment as of June 30, 2007 and 2006. The Company utilizes a facility leased by a related party.

Maintenance and minor replacements are charged to expense as incurred. Gains and losses on disposals are included in the results of operations.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. Under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets (“SFAS 142”),” goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment periodically in accordance with SFAS 142. The management determined there was no impairment of goodwill at June 30, 2007.

Intangible Assets

The Company applies the criteria specified in SFAS No. 141, “Business Combinations” to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” Intangible assets, such as purchased technology, trademark, customer list, user base and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives from one to ten years.

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Valuation of Long-Lived Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from our normal business activities. We place our cash in what we believe to be credit-worthy financial institutions. We have a diversified customer base. We control credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured.

Advertising Expense

Advertising costs are charged to expense as incurred and were immaterial for the years ended June 30, 2007 and 2006.

Research and Development

Research and development costs are expensed as incurred.

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

AuraSound has significant income tax net operating losses carried forward from prior years. Due to the change in ownership of more than fifty percent, the amount of NOL which may be used in any one year will be subject to a restriction under section 382 of the Internal Revenue Code. Due to the uncertainty of the realizability of the related deferred tax asset, a reserve equal to the amount of deferred income taxes has been established at June 30, 2007.

Fair Value of Financial Instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for assets and liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Segment Reporting

Statement of Financial Accounting Standards No. 131 (“SFAS 131”), “Disclosure About Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company’s financial statements as the Company consists of one reportable business segment as of June 30, 2007 and 2006.

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed

Basic and diluted net loss per share

In accordance with SFAS No. 128, “Earnings Per Share,” the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. At June 30, 2007, the Company had 16,145,000 potentially dilutive warrant shares outstanding and 8,888,888 potentially dilutive options outstanding.

Stock-based compensation

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which applies the fair-value method of accounting for stock-based compensation plans. In accordance with this standard, the Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44 (Interpretation 44), “Accounting for Certain Transactions Involving Stock Compensation.” Interpretation 44 provides criteria for the recognition of compensation expense in certain stock-based compensation arrangements that are accounted for under APB Opinion No. 25, Accounting for Stock-Based Compensation. Interpretation 44 became effective July 1, 2000, with certain provisions that were effective retroactively to December 15, 1998 and January 12, 2000. Interpretation 44 did not have any material impact on the Company’s financial statements.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective beginning in the Company's first quarter of fiscal year ended June 30, 2007.

New Accounting Pronouncements

In September 2006, FASB issued SFAS 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

In September 2006, FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this

Statement in preparing those financial statements:

1.	A brief description of the provisions of this Statement
2.	The date that adoption is required
3.	The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48)”. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This statement is effective for fiscal years beginning after December 15, 2006. Management is currently in the process of evaluating the expected effect of FIN 48 on our results of operations and financial position.

In February of 2007 the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management is currently evaluating the effect of this pronouncement on the consolidated financial statements.

Reclassifications:

For comparative purposes, prior year’s consolidated financial statements have been reclassified to conform with report classifications of the current year.

NOTE 3 - INVENTORIES

Inventories at June 30, 2007 consisted of the following:

Raw materials	$16,338
Finished goods	132,084
Total	$148,422

NOTE 4- DEBT AGREEMENTS

Credit facility

Effective June 7, 2007, the Company entered into a one-year $12 million credit facility with Bank SinoPac pursuant to which a $10.0 million revolving accounts receivable facility and a $2 million fixed deposit credit facility were made available to the Company. Obligations under the agreement are secured by substantially all the assets of the Company. The accounts receivable facility, which may be used for working capital and other general corporate purposes bears interest at the rate of prime minus .5%. The letter of credit facility bears interest at the rate of TCD plus 1%. The credit facility is also subject to certain covenants and conditions and contains standard representations, covenants and events of default for facilities of this type. Occurrence of an event of default allows the lenders to accelerate the payment of the loans and/or terminate the commitments to lend, in addition to the exercise of other legal remedies, including foreclosing on collateral. As of June 30, 2007, $0 has been drawn from this facility.

Pursuant to the credit facility, the Company has also pledged and assigned a time certificate of deposit account for one year having an initial deposit balance of $2,000,000 to be held and maintained at all times with the bank. This balance has been recorded as a restricted cash balance in the accompanying financials.

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes payable

During the year, the Company raised notes payables of $688,000 payable to certain investors. The notes are secured against the assets of the Company pursuant to a security agreement. All the notes bear interest at the rate of 9% per annum with the principal and interest due on demand. The Company accrued interest of $64,108 on these notes through June 30, 2007. On August 1, 2007 the $688,000 in principal and all interest accrued thereon was paid in full

NOTE 5- NOTES PAYABLE -RELATED PARTY

Long term notes payable at June 30, 2007 consists of notes to an entity owned by our Chairman of the Board of directors. These notes are of various dates and all bear interest at 8% per annum, with principal and interest due on March 31, 2009. Interest expense for the period ended June 30, 2007 amounted to $16,964. Under terms of the private placement, the Company may not repay more than $900,000 of the June 6, 2007 balance without shareholder consent. On June 6, 2007, the Company repaid $700,000 and on July 6, 2007, the Company repaid $200,000 of such notes. The Company also repaid $300,000 of management fee accrual to the related party. This balance amounting to $2,544,601 is reflected in notes payable balance to related party and the accrued interest thereon which amounted to $693,137 is reflected in accrued expenses on the accompanying financials as of June 30, 2007.

NOTE 6- STOCKHOLDERS' EQUITY

Common Stock

At June 30, 2007, the Company was authorized to issue 20,000,000 shares of $.01 par value preferred stock and 100,000,000 shares of $.01 par value common stock. As of June 30, 2007 there were no preferred shares issued and outstanding. There were 2,000,000 common shares issued and outstanding as of June 30, 2007.

On February 20, 2007, the Company issued 206,829 to Mr. Bartley Loethen as consideration for legal services rendered. The shares were recorded at the fair market value of $206,829.

On June 7, 2007, the Company completed the $12,9 million private placement and recorded 12,900,000 as shares to be issued of its $.01 par value common stock to investors. Each unit sold comprised of 1 share and 1 warrant. These shares were issued in August, 2007. Investors of $3,000,000 or more have the option to purchase additional units, each unit consisting of one share of our common stock and a five-year warrant to purchase one shares of our common stock at an exercise price of $1.50 per share. The number of Units which may be purchased is equal to 50% of the dollar amount invested by such investor at a price of $1.35 per unit and is only available for a period of 12 months from the initial closing date of the private placement. We have reserved 8,888,888 shares of our common stock underlying such options. .

Also on June 7, 2007, the Company acquired AuraSound, Inc. for 11,505,305 shares of its $.01 par value common stock as consideration for such acquisition. The shares were valued at the fair market value and have been recorded as shares to be issued in the accompanying financials. These shares have not been issued as of June 30, 2007 or subsequently. The Company also issued 1,229,476 to the facilitators of the acquisition transaction as a success fee . These shares were also valued at the fair market value of $1,229,476.

NOTE 7- STOCK OPTIONS AND WARRANTS

On June 7, 2007 in conjunction with the private placement and the acquisition of AuraSound, Inc., the Company has reserved 25,233,888 Common Shares for issuance in respect of:

Options:

Investors of $3,000,000 or more, in our private placement, have the option to purchase additional units, each unit consisting of one share of our common stock and a five-year warrant to purchase one shares of our common stock at an exercise price of $1.50 per share. The number of Units which may be purchased is equal to 50% of the dollar amount invested by such investor at a price of $1.35 per unit and is only available for a period of 12 months from the initial closing date of the private placement. We have reserved 8,888,888 shares of our common stock underlying such options and the warrants which will be granted when the options are exercised. The value of the options of $378,424 was calculated using the Black-Scholes model using the following assumptions: Discount rate of 4%, volatility of 44% and expected term of one year.

The following table summarizes weighted-average information about stock options at June 30, 2007:

	Outstanding			Exercisable
Price	Shares	Life (Months)	Exercise Price	Shares	Intrinsic Value
$ 1.35	4,444,444	12	$1.35	4,444,444	$6,000,000

	Shares	Exercise Price	Remaining Life	Aggregate Intrinsic Value
Outstanding June 30, 2006	-	-

Granted on June 7, 2007:	4,444,444	$1.35	1 year	$6,000,000
Exercised	-	-
Cancelled	-	-

Outstanding June 30, 2007	4,444,444	$1.35	1 year	$6,000,000

Warrants:

The following table summarizes weighted-average information about stock warrants at June 30, 2007:

	Outstanding			Exercisable
Price	Shares	Life (Months)	Exercise Price	Shares	Intrinsic Value
$ 0.80	245,000	60	$0.80	245,000	$465,500
$ 1.00	3,200,000	60	$1.00	3,200,000	$5,440,000
$ 1.50	12,900,000	60	$1.50	12,900,000	$15,480,000
	16,345,000			16,345,000

The following table summarizes the activity for all stock warrants outstanding at June 30, 2007:

	Shares	Exercise Price	Remaining Life	Aggregate Intrinsic Value
Outstanding June 30, 2006	-	-

Granted on June 7, 2007:	12,900,000	$1.50	5 years	$15,480,000
	3,200,000	$1.00	5 years	$5,440,000
	245,000	$.80	5 years	$465,500
Exercised	-	-
Cancelled	-	-

Outstanding June 30, 2007	16,345,000	$1.39	5 years	$21,385,500

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The value of the options of $1,541,976 was calculated using the Black-Scholes model using the following assumptions: Discount rate of 4.13%, volatility of 44% and expected term of five years.

NOTE 8- INCOME TAXES

The Company did not record any income tax expense due to net loss during the year ended June 30, 2007 and 2006. The actual tax benefit differs from the expected tax benefit computed by applying the United States corporate tax rate of 40% to loss before income taxes as follows for the years ended June 30, 2007 and 2006:

	2007	2006
Expected tax benefit	34%	34%
State income taxes, net of federal benefit	6	6
Changes in valuation allowance	(40)	(40)
Total	—%	—%

The following table summarizes the significant components of the Company's deferred tax asset at June 30, 2007, and 2006:

	2007	2006
Deferred tax asset:	$276,992	$4,413
Valuation allowance	(276,992)	(4,413)
Net deferred tax asset	$—	$—

The Company recorded an allowance of 100% for its net operating loss carryforward due to the uncertainty of its realization.

A provision for income taxes has not been provided in these financial statements due to the net loss. At June 30, 2007, the Company had net operating loss carryforwards of approximately $692,481, which expire through June 30, 2027 of NOL which may be used in any one year will be subject to a restriction under section 382 of the Internal Revenue Code.

NOTE 9- A CQUISITION

On June 6, 2007, the Company acquired AuraSound, Inc. (“AuraSound”). AuraSound designs, and markets premium audio products, including the micro-audio products designed for applications such as computers, cell phones, televisions and other miniature speaker devices. The purchase price paid by the Company was $12,958,757, which consisted of 11,505,305 shares of common stock having an aggregate value of $11,505,305 and 3,445,000 replacement warrants, to lenders and consultants of Aura Sound, valued at the fair market value of $1,453,452. To fund the operations of AuraSound, Inc. and payoff certain bridge loans and other specified obligations of relating to the acquisition of AuraSound, Inc., the Company completed a $12.9 million private placement.

The Company incurred transaction costs of $400,000 and issued 1,229,476 shares of common stock to the facilitators of the transaction. The transaction has been accounted for as a purchase, and accordingly, the results of operations have been included in the statement of operations from the date of acquisition. The allocation of the fair values of assets and liabilities were based upon an independent consultant appraisal of such values. The excess of the purchase price over acquired assets was $7,000,451 and is classified as goodwill.

A summary of the allocation of the purchase price is as follows:

Accounts receivables	$503,733
Inventories	182,264
Proprietory technology	10,449,990
Customer relationships	4,626,548
Trade marks	672,806
Total Assets	$16,435,341

Accounts payable and accrued liabilities	$1,744,690
Notes payable	7,014,345
Total liabilities	$8,759,035

Net asset acquired	$7,676,306

Consideration paid:
Total cost of investment	$14,676,757
Goodwill	$7,000,451

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of AlgoSound, Inc. had occurred at July 1, 2006 and 2005:

	June 30, 2007	June 30, 2006
Sales	$2,497,823	$1,795,783
Net income	$(2,459,241)	$(1,138,006)
Net income per share - basic and diluted	$(1.23)	$(2.02)

NOTE 10- GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended June 30, 2007 and 2006, the Company incurred losses of $3,809,260 and $33,209, respectively. The Company had an accumulated deficit of $ 6,570,108 as of June 30, 2007. $3,066,477 of the total loss incurred of $3,809,260 related to expense incurred in connection with an advance to a primary supplier. There is no certainty that the Company can adequately replace this source of supply.

If the Company is unable to generate profits and unable to continue to obtain financing for its working capital requirements, it may have to curtail its business sharply or cease business altogether.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and ultimately to attain profitability.

On June 6, 2007, the Company completed a private placement wherein it raised $12.9 million to be used to fund the Company’s working capital needs. The Company believes this will be sufficient to allow the Company to execute its business plan and begin to generate sufficient cash flow to fund its ongoing operations for the coming fiscal year. However, any change in the Company’s capital requirements such as acceleration of the growth model or a change in terms with customers or suppliers may trigger a need for further funding.

HEMCURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - RELATED PARTY TRANSACTIONS AND COMMITMENT

Also, the company pays $20,000 per month as management fee to an entity owned by our Chairman, Mr. Arthur Liu for the services provided by them such as accounting, shipping and receiving, and, general administrative. The Company also pays $6,237 per month to the same entity for rent as they share the offices, test laboratories and warehouse facilities with the related entity. The rent allocation is 40% of the rent payable by the related entity to its landlord, which has the following rent commitment:

Year ended
June 30, 2008	$87,318
June 30, 2009	$-
June 30, 2010	$-

The lease will expire on August 31, 2008.

NOTE 12- MAJOR CUSTOMERS AND MAJOR VENDORS

There were three major customers of the Company during the year ended June 30, 2007 which accounted for 81% of the sales of the c ompany. The receivable due from these Customers as of June 30, 2007 was $170,629. There were no major customers during the prior year period.

There was one major vendor of the Company during the year ended June 30, 2007 which accounted for 96% of the purchases of the Company. As of June 30, 2007, the Company had made advance payments totaling $3,066,477 to that supplier for tools, jigs, molds and raw materials relating to products being manufactured for the Company. During September 2007, we determined that there were significant performance issues with the supplier which we are attempting to resolve. As an interim solution, the Company has established an alternative vendor who will begin producing our audio products during October 2007. Due to the questionable nature of a continuing relationship with the previous vendor, we have expensed the $3,066,477 advance payments and will recognize any future benefits when they are realized.